NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED NOVEMBER 30, 2010

February 22, 2011

NOVAGOLD RESOURCES INC.
(the “Company”)

ANNUAL INFORMATION FORM

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Preliminary Notes

Cautionary Statement Regarding Forward-Looking Information

This Annual Information Form for NovaGold Resources Inc. (“NovaGold” or “the Company”) contains statements of forward-looking information concerning the Company’s plans at the Donlin Creek project, the Galore Creek project and the Ambler project, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, assumptions, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  the Company’s history of losses and expectation of future losses;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
  credit, liquidity, interest rate and currency risks;
  commodity price fluctuations;
  risks related to the Company’s current practice of not using hedging arrangements;
  risks related to market events and general economic conditions;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  risks related to governmental regulation and permits, including environmental regulation;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability, and operating and capital costs;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  risks related to the third parties on which the Company depends for its exploration activities;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  uncertainty related to title to the Company’s mineral properties;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;

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  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights; uncertainty as to the outcome of litigation pending against the Company;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal; and
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

aggregate

Any of several hard, inert materials, such as sand, gravel, slag or crushed stone, mixed with a cement or bituminous material to form concrete, mortar or plaster, or used alone, as in railroad ballast or graded fill.

alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

alteration	Refers to the process of hydrothermal fluids (hot water) changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate and clay minerals).

breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining and Metallurgy.

contained ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

dike	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

g/t	Grams per metric tonne.

illite	A group of three-layer mica-like clays.

mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

masl	meters above sea level.

mineral resource, measured mineral resource, indicated mineral resource, inferred mineral resource

Under CIM standards, a mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. They are not defined terms under U.S. standards and generally may not be used in documents filed with the SEC by U.S. companies. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred mineral resource: Under CIM standards, an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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Indicated mineral resource: Under CIM standards, an indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: Under CIM standards, a measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve, proven mineral reserve, probable mineral reserve

Under CIM standards, a mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by a preliminary feasibility study or feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. Mineral reserves, proven mineral reserves and probable mineral reserves presented under CIM standards may not conform with the definitions of “reserves”, “proven reserves” or “probable reserves” under U.S. standards. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

Mineral reserves under CIM standards are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) (as defined in NI 43-101) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and governmental factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Under CIM standards, mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

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Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

mineralization

An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

net present value (“NPV”)	The sum of the value on a given date of a series of future cash payments and receipts, discounted to reflect the time value of money and other factors such as investment risk.

ore	Rock containing metallic or non-metallic materials that can be mined and processed at a profit.

patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground, have been earned.

placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

pyrite	An iron sulfide mineral (FeS2 ), the most common naturally occurring sulfide mineral.

reverse circulation (“RC”)	A type of drilling using dual-walled drill pipe in which the material drilled, water and mud are circulated up the center pipe while air is blown down the outside pipe.

schist	A medium-to-course grained foliated metamorphic rock, the grains of which have a roughly parallel arrangement; generally developed by shearing.

sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

stockwork	A three-dimensional network of closely spaced planar to irregular veinlets.

strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

sulfide	A compound of sulfur and some other metallic element.

tpd	Metric tonnes per day.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on February 18, 2011 was C$0.9860 per US$1.00 and on November 30, 2010 was C$1.0264 per US$1.00.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar, in effect at the end of the periods indicated; (ii) the average exchange rates on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, each based on the closing rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars for the years ended November 30.

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	2010	2009	2008

Rate at end of period	1.0266	1.0556	1.2370
Average rate based on last day each month	1.0403	1.1505	1.0515
High for period	1.0745	1.2991	1.2935
Low for period	0.9988	1.0259	0.9765

Metric Equivalents

The following table sets forth the factors for converting Imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Meters	0.304800
Miles	Kilometers	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.28570

NOVAGOLD RESOURCES INC.
ANNUAL INFORMATION FORM
for its financial year ended November 30, 2010

ITEM 1 CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed its name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at Purdy’s Wharf, Tower II, 1300 – 1969 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 2V1. The Company’s principal office is located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

Intercorporate Relationships

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly-owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited, and NovaGold Canada Inc.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and related holding companies. All ownership is 100% unless otherwise indicated.

All of the above companies are sometimes referred to collectively herein as the “Company” or “NovaGold”.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

Description of the Business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska, U.SA. and British Columbia, Canada. NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek. NovaGold believes it offers good leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has an established track record of expanding deposits through exploration success and of forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. The Company’s portfolio of properties includes:

•

Donlin Creek, one of the world’s largest known undeveloped gold deposits, with an update to the feasibility study in progress and pre-permitting activities underway. Donlin Creek is operated by Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc., a subsidiary of Barrick Gold Corporation (“Barrick”). Located on private, Alaskan Native-owned land and Alaska state mining claims, the 81,361 acre (32,926 hectare) property hosts a gold deposit currently estimated at 33.6 million ounces of proven and probable reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. This reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate outlined in the 2009 feasibility study, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate of 53,500 tonnes per day, and does not materially change the information contained in the feasibility study. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. With estimated production of more than one million ounces of gold annually for at least 25 years, Donlin Creek would be one of the world’s largest gold-producing mines. Additional exploration potential remains in the Donlin Creek district. During 2010, Donlin Creek LLC completed the majority of the environmental and engineering studies required to review the option of using natural gas as the primary power source rather than diesel, as envisioned in the 2009 feasibility study, and is proceeding with revisions to the feasibility study to include the natural gas option. The feasibility revisions will provide operating costs using natural gas rather than diesel as the primary power source at site, which could provide power cost savings as well as other potential synergies at the project, and will also use more recent gold prices and capital inputs to provide updated capital and cash flow estimates. The feasibility revision is expected to be completed in the second half of 2011, at which point Donlin Creek LLC is expected to proceed to prepare and file permit applications for the project.

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Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, held by a partnership in which NovaGold and Teck Resources Limited (“Teck”) each own a 50% interest and managed by Galore Creek Mining Corporation (“GCMC”). The 293,838 acre (118,912 hectare) property holds a large and good-grade undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources (including the Copper Canyon deposit, of which NovaGold owns 60%) of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver. GCMC has been reviewing a number of optimization scenarios for the Galore Creek project with the objective of expanding throughput, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. Based on these studies, GCMC has identified a preferred project design and initiated a pre-feasibility study for the optimized mine plan, with completion scheduled for Q2-2011. The pre-feasibility study will provide capital cost estimates, possible permitting, construction and production timelines, and an updated resource estimate using expected long-term commodity prices. Depending on the results of the pre-feasibility study, GCMC may consider resuming road construction activities and move into feasibility and permitting activities to advance Galore Creek toward a construction decision. A preliminary budget has been discussed and would be refined for these activities at the time a decision is made to proceed. Completion of the pre-feasibility study should also allow NovaGold to add additional gold, copper and silver reserves to its portfolio.

•

Ambler, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. Ambler is an exploration-stage property located in Alaska comprising 90,614 acres (36,670 hectares) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. A resource estimate for the Arctic deposit shows an indicated resource of 17.0 million tonnes grading 4% copper and 6% zinc for contained metal of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350.0 million pounds of lead. In addition, 12 million tonnes of inferred resource contains 937.0 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19.0 million ounces of silver and 210.0 million pounds of lead. NovaGold has a solid record of identifying exploration opportunities and bringing value to shareholders by expanding resources through exploration success. NovaGold feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in nearby areas, as well as identify new exploration targets in the district.

NovaGold also holds earlier-stage exploration projects that have not advanced to the resource definition stage.

For the purposes of NI 43-101, NovaGold’s material properties are Donlin Creek and Galore Creek.

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at February 22, 2011

Reserves
Property	Reserve	Tonnes	In Situ Grade						Total Contained Metal				NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz u Eq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46					0.55					0.28		0.28
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23					33.04					16.52		16.52
	Total P&P	467.7	2.23					33.59					16.80		16.80

Resources (exclusive of Reserves)
Property	Resource	Tonnes	In Situ Grade						Total Contained Metal				NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (2)(3) approximately 0.74 g/t Au Cutoff	Measured	0.2	6.61					0.04					0.02		0.02
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15

	Inferred	58.4	2.35					4.41					2.21		2.21

Galore Creek (2)(4) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.62	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.66	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.38	1,429.1

Copper Canyon (2)(5) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.76	11.02	0.94	355.2
60% Ownership - 40% Owned by Copper Canyon Resources
	Total Inferred	411.4	0.25	4.60	0.38			3.32	60.85	3,450.3			1.78	32.26	2.32	1,784.3

Ambler (2)(6) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.57	936.9	1,313.1	210.0

Total Proven & Probable Reserves Contained Metal Total Measured & Indicated Contained Metal (exclusive of Reserves) Total Inferred Contained Metal								33.59					16.80		16.80
								12.01	155.38	10,464.6	2,237.1	350.3	6.23	93.83	7.79	6,001.4	2,237.1	350.3
								7.99	79.42	4,387.2	1,313.1	210.0	4.25	50.84	5.09	2,721.3	1,313.1	210.0

Notes:
1. These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.
2. See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.
3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
4. Sums may not agree due to rounding.

Resource Footnotes:
(1) The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(3) A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs -Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(4) The copper -equivalent grade was calculated as follows:
CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cutoff grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection.

(5) The copper -equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%.

(6) US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied.

Cautionary Note Concerning Reserve & Resource Estimates
This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources” . United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally onlypermits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Technical Reports and Qualified Persons
The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualifed Person(s)	Most Recent Disclosure & Filing Date	Link to Most Recent Disclosure
Donlin Creek	Kirk Hanson P.E., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report - April 1, 2009	http://www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf
Gordon Seibel M.AusIMM, AMEC
Simon Allard, P.Eng.
Gregory Wortman P.Eng., AMEC
Alexandra Kozak P.Eng., AMEC

Donlin Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	March 2010 reserve and resource updates: NovaGold press release - March 22, 2010	http://novagold.com/section.asp?pageid=13238

Galore Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	Galore Creek Property NI 43-101 Technical Report - January 25, 2008	http://www.novagold.net/upload/technical_reports/GaloreCreekJan2008TechReport.pdf

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf
Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit - January 31, 2008	http://www.novagold.net/upload/technical_reports/AmblerJan2008TechReport.pdf
Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting

General Development of the Business – Three Year History

Offer to Purchase Copper Canyon

On December 20, 2010, NovaGold announced its intention to offer to purchase all of the issued and outstanding common shares of Copper Canyon Resources Ltd. (“Copper Canyon”). Under the terms of the offer, each holder of Copper Canyon common shares would receive 0.0425 of a NovaGold common share for each Copper Canyon common share properly deposited under the offer. NovaGold subsequently filed and mailed its Offer to Purchase and Circular on January 18, 2011. The offer is open for acceptance until 5:00pm Eastern time on February 23, 2011, unless extended. Given the difficult topography, the small size and inferred category of the known resources and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and not anticipated to be part of the mine plan for Galore Creek.

Donlin Creek Feasibility Study and Updates

On April 28, 2009, NovaGold announced it had commissioned AMEC Americas Limited (“AMEC”) to provide an independent Qualified Person’s Review and Technical Report for the Donlin Creek project based on information contained in a feasibility study prepared for Donlin Creek LLC. Based on the feasibility study, the Donlin Creek mine has been designed as a year-round, open-pit operation with a mill throughput of 53,500 tonnes per day. While the feasibility study anticipated a mine life of 21 years using the original 29.3 million ounce gold reserve base, the reserve update in March 2010 to 33.6 million ounces resulted in an anticipated mine life extension to 25 years. During the first 5 full years, production is expected to average 1.6 million ounces with an average total cash cost of US$394/oz. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually at an average total cash cost of US$444/oz. Life of mine (“LOM”) production is estimated at an average of 1.25 million ounces of gold annually. These production levels would make Donlin Creek one of the world’s largest gold-producing mines. Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices. Additional exploration potential remains in the Donlin Creek district.

As outlined in the feasibility study, the total estimated cost to design and build the Donlin Creek project is US$4,481.0 million, including an owner-provided mining fleet and self-performed pre-development costs. Sustaining capital requirements totaled US$803.0 million over the 20+ year mine life; these will be recalculated for the longer mine life in the feasibility revision. All costs from the 2009 feasibility study are expressed in Q4 2008 U.S. dollars with no allowances for taxes, duties or interest during construction. As contemplated in the feasibility study, LOM operating costs, including allocations for mining, processing, administration and refining, are estimated at US$30.03/t milled and US$4.60/t mined. The operating cost estimates have been assembled by area and component, based on estimated staffing levels, consumables and expenditures, according to the mine plan and process design.

The project is expected to generate positive net cash flow at the base case gold price assumption of US$725/oz used for the 2009 reserve estimate. At a gold price of US$1,000/oz the project would generate US$8.4 billion in pre-tax cash flow and have a pre-tax net present value (“NPV”) (5%) of US$2.7 billion with a pre-tax internal rate of return (“IRR”) of 12.3% .

The 2009 feasibility study included a reserve/resource estimate in which a majority of the mineral resources were converted to mineral reserves. Using a long-term gold price assumption of US$725/oz and US$850/oz respectively, mineral reserves and mineral resources were estimated at 29.3 million ounces of proven and probable gold reserves, with an additional 6.0 million ounces of measured and indicated gold resources and 4.0 million ounces of inferred gold resources.

On March 22, 2010, NovaGold announced updated reserve/resource estimates for the Donlin Creek project. The reserve/resource estimate was completed by an independent engineering firm under the supervision of the Donlin Creek LLC using a gold price of US$825/oz, increasing the in-situ gold reserve by 4.3 million ounces to 33.6 million ounces of gold on a 100% basis. NovaGold’s 50% interest totals 16.8 million ounces of gold reserves, with an additional 2.1 million ounces of measured and indicated gold resources and 2.2 million ounces of inferred gold resources. The Donlin Creek reserve/resource estimate incorporates results from 62 new drill holes totaling 25,094 meters for total drilling in the reserve/resource model of 1,740 drill holes totaling 370,000 meters. The new pit model uses similar parameters to the resource model used in the 2009 Donlin Creek feasibility study. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the feasibility study approved by Barrick and NovaGold in May 2009, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from those used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the feasibility study that was approved by Donlin Creek LLC in 2009. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material.

On May 5, 2010, NovaGold announced that a feasibility study revision had been initiated at the Donlin Creek project to consider the construction and operation of a natural gas pipeline to supply project power. Donlin Creek LLC is considering the construction of an underground 12-inch pipeline approximately 505 km (315 miles) from the upper Cook Inlet area to the proposed Donlin Creek mine site. Gas from the pipeline would be used to produce electricity at site. The capital cost of the pipeline could be partially offset by cost savings from elimination of the wind cogeneration facility, the potential for a shorter access road and a significant reduction in requirements for diesel storage, with some additional cost reduction opportunities. The potential impact of the pipeline option on capital and operating costs will be addressed in a revision to the project feasibility study anticipated to be completed in the second half of 2011.

Galore Creek Pre-Feasibility Study

GCMC has reviewed a number of optimization scenarios for the Galore Creek copper-gold-silver project with the objective of expanding throughput, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. Based on these studies, GCMC has identified a preferred project design, and on April 20, 2010 NovaGold announced that a pre-feasibility study is underway with completion targeted for Q2 2011. The pre-feasibility study will provide capital cost estimates using higher copper and gold prices than used in previous studies, as well as possible permitting, construction and production timelines.

Primary changes to the project include:

  Relocation of the tailings facility allowing for construction of a conventional tailings dam;
  Relocation of the processing facilities allowing for future expansion;
  Realignment of the tunnel and access road; and
  Increase of daily throughput to approximately 90,000 tonnes per day.

Current plans envision the ore being crushed in the valley and then conveyed through the tunnel and along the access road to the processing plant. From there, concentrate would be piped along the remainder of the access road to Hwy 37. A trade off study will identify the best alternative for transport of concentrate to market. The project would primarily use electric power, with a power line built along the access road to tie into the 287-kV transmission line, that the British Columbia and Canadian governments have announced their intention to build. Some components of the revised Galore Creek mine plan, such as the mill and tailings location, would require new permits or amendments to existing permits. The majority of permits required for road construction remain in good standing. GCMC may continue with road and bridge work as the project moves through the feasibility stage, with the objective of shortening the construction timeline and reducing the need for helicopter support. Depending on the results of the pre-feasibility study, the project may move directly into feasibility and permitting. Completion of the pre-feasibility study should also allow NovaGold to add additional gold, copper and silver reserves to its portfolio.

Environmental

As a result of elevated storm water turbidity levels in the Rock Creek Mine’s storm water discharges in 2007 and 2008, the Alaska Department of Environmental Conservation (“ADEC”) and U.S. Environmental Protection Agency (“EPA”) initiated Clean Water Act (“CWA”) enforcement actions against Alaska Gold Company (“AGC”), a wholly-owned subsidiary of NovaGold. AGC entered into a Compliance Order by Consent (“COBC”) with ADEC in 2008 outlining certain actions that AGC agreed to take to address turbidity levels. Furthermore, in May 2010, EPA and AGC agreed to enter into a settlement agreement whereby AGC agreed to pay $883,000 to resolve matters pertaining to the alleged CWA violations.

On July 2, 2009, AGC received a Notice of Violation (“NOV”) from ADEC. In the NOV, ADEC alleged that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a COBC with ADEC resolving the NOV. AGC complied with all requirements in the COBC and the COBC was terminated by ADEC in April 2010. No financial penalties were imposed on AGC under the COBC.

On August 5, 2009, AGC received a Compliance Order from the EPA containing a Clean Water Act § 308 Information Request. The Information Request directed AGC to submit an updated Stormwater Pollution Prevention Plan to EPA and ADEC to stabilize storm water diversion structures at the mine and to provide other information regarding construction of these features. On August 11, 2009, AGC responded to the Information Request in writing and requested clarification of the request. On October 15, 2009, AGC provided detailed responses to the request. Through conversations with EPA regarding this request, AGC also updated its existing Storm Water Pollution Prevention Plan to include additional details regarding the timing of construction of storm water measures. On March 10, 2010, EPA issued another Clean Water Act § 308 Information Request to AGC requesting that AGC develop and implement a storm water sampling program for all storm water discharges during the remainder of 2010 and report the results to EPA. AGC complied with all of the requirements of the 2010 Information Request.

On December 31, 2009, AGC received a renewed Certificate of Approval to Operate a Dam (“COA”) from the Alaska Department of Natural Resources (“ADNR”). The COA authorizes AGC’s continued operation of the mine’s tailings storage facility dam. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including, similar to the COBC, the requirement to treat, inject and apply water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam. The renewed COA also required that AGC notify ADNR of AGC’s preliminary, future intentions concerning the mine site by November 1, 2010. This condition was completed on November 1, 2010. The COA terminated an NOV that had been issued in December 2008.

The Company is currently soliciting offers to sell the Rock Creek project to provide more information to the Company’s Board of Directors. While the project could bring good value in the right portfolio, this project is no longer the right fit for NovaGold’s business model. During the third quarter ended August 31, 2010 the Company wrote off the asset from its balance sheet. The Company will continue to spend money, time and resources complying with Environmental Laws, its permits and temporary closure plans, and the COBC. The Board of Directors will make a decision as to the future of the Rock Creek project following completion of the solicitation process. This decision may involve the sale of Rock Creek or its permanent closure.

Purchase of Ambler Property

On January 7, 2010, NovaGold and AGC completed the purchase from Kennecott Exploration Company and Kennecott Arctic Company (collectively “Kennecott”) of a 100% interest in the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. NovaGold agreed to pay Kennecott a total purchase price of US$29.0 million for the Ambler property to be paid as: US$5.0 million by the issuance of 931,098 NovaGold shares and two installments of US$12.0 million each, due in January 2011 and January 2012, respectively. The January 2011 payment was made. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10.0 million. The agreement terminated the exploration agreement between NovaGold and Kennecott dated March 22, 2004, as amended, under which NovaGold had the ability to earn a 51% interest in the Ambler property.

Sale of Murray Brook Mine

Effective October 16, 2009, the Company sold its wholly-owned subsidiary, Murray Brook Resources Inc., to Murray Brook Minerals Inc. (“MBM”). The Company received $150,000 on the sale and MBM assumed all reclamation liabilities on the Murray Brook property. The Company also subscribed for $500,000 of MBM shares at a price of $0.35 per share in cash. MBM also has early-stage mineral properties in Switzerland.

Financing

Convertible Notes

On March 26, 2008, the Company completed a public offering of US$95.0 million total principal amount of unsecured senior convertible notes due May 1, 2015 (“Notes”). The Notes have a semi-annual cash interest coupon of 5.5% and are convertible into the Company’s common shares based on a conversion rate of 94.2418 common shares per US$1,000 principal amount of Notes, equivalent to a conversion price of approximately US$10.61 per share (equivalent to $10.77 per share based on March 19, 2008 closing rate). Subject to the satisfaction of certain conditions, the Company may, in lieu of delivery of common shares upon conversion of all or a portion of the Notes, elect to pay cash or a combination of cash and common shares. The Notes will not be redeemable by the Company prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Holders of the Notes may require the Company to repurchase for cash all or a portion of their Notes on May 1, 2013 at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. In addition, if the Company experiences specified types of fundamental changes, it will be required to offer to repurchase for cash all of the outstanding Notes at a price equal to 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest.

Private Placements
On January 22, 2009, the Company completed the sale of 53,134,616 units for a purchase price of US$1.30 per unit for gross proceeds of approximately US$69.0 million. Electrum Strategic Resources LLC (“Electrum”) purchased 46,153,847 units and several institutional investors purchased 6,980,769 units. On January 26, 2009, the Company completed the sale of 4,557,692 units to several institutional investors for gross proceeds of approximately US$5.9 million. The total gross proceeds to NovaGold of these two unit financings was US$75.0 million. Each unit consisted of one common share of NovaGold and one common share purchase warrant of NovaGold. Each warrant entitles the holder thereof to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 pm EST on January 21, 2013. Upon closing of the private placement, Electrum became NovaGold’s largest shareholder, currently owning approximately 23% of the issued and outstanding common shares of the Company. Electrum also holds NovaGold warrants which, if exercised, would increase its holdings a further 14% if no other shares were issued. See “Risk Factors”.

Electrum has the right, for four years, to participate pro-rata (on a fully diluted basis) in any future offering by NovaGold of equity securities or any securities which are exercisable, exchangeable or convertible into equity securities so long as Electrum and its affiliates own more than 15,000,000 common shares of NovaGold. This right of participation is subject to certain exceptions including exceptions relating to a grant or exercise of options issued under the Company’s stock option plan, issuances of common shares on the exercise of outstanding warrants and convertible securities, issuance of securities in connection with a strategic acquisition or transaction by NovaGold, the primary purpose of which is not to raise equity, and the issuance of securities in connection with an investment by, or partnership or joint venture with, one or more strategic investors. Any exercise of such rights will be subject to applicable Toronto Stock Exchanges (“TSX”) rules and NYSE Amex LLC (“NYSE Amex”) rules. NovaGold has also entered into registration rights agreements with Electrum under which Electrum may require NovaGold to qualify certain common shares for distribution in Canada and/or the United States. NovaGold provided Electrum with the right to designate an observer at all meetings of the Board of Directors of NovaGold and any committee thereof so long as Electrum and its affiliates hold not less than 15% of the Company’s common shares. Electrum designated Igor Levental as its observer at NovaGold Board of Directors meetings, and in July 2010 NovaGold appointed Igor Levental as a Director of NovaGold.

In March 2010, the Company completed the sale of 18,181,818 common shares of the Company at a price of US$5.50 per common share to investment funds managed by Paulson & Co. Inc. and 13,636,364 common shares of the Company at a price of US$5.50 per common share to Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC, for total gross proceeds of US$175.0 million. The financings were completed under supplements to the Company’s base shelf prospectus for US$500.0 million dated December 30, 2009.

Credit Facility and Bridge Loan
On January 31, 2008, the Company entered into an agreement with The Bank of Nova Scotia for a $30.0 million credit facility maturing on July 30, 2008. The credit facility was repaid in its entirety on March 31, 2008 and was cancelled.

On September 26, 2008, the Company obtained a secured bridge loan (“Loan”) in the amount of US$20.0 million from Auramet Trading, LLC (“Auramet”). The Loan was originally set to mature on December 29, 2008 and was to bear interest at a rate of 12% per annum. Auramet had the right to convert the principal amount of the Loan into common shares of NovaGold at a price of C$12.00 per common share. NovaGold also issued to Auramet warrants to purchase 750,000 common shares of NovaGold at an exercise price of $7.18 per share at any time before September 25, 2010. As security for the Loan, NovaGold granted to Auramet a security interest in the Rock Creek mine, a pledge of securities in certain material subsidiaries and guarantees.

On December 19, 2008, the Company announced that it had entered into an agreement with Auramet to extend the maturity date to March 13, 2009 on any portion of the Loan not paid back by December 29, 2008. As part of this agreement, the conversion price of the outstanding balance of the Loan was reduced to $1.53 per share, the exercise price of the 750,000 warrants issued on September 26, 2008 was re-priced to $1.53 per share and the Company issued an additional 1,000,000 common share purchase warrants to Auramet at an exercise price of $1.53 per share and expiring on December 29, 2010. The interest rate on the principal amount that remained outstanding increased from 12% per annum to 15% per annum. Auramet was paid an extension fee equal to 6% of the portion of the facility not paid on or before the December 29, 2008 maturity date. In addition, NovaGold retained the right to prepay the facility, in whole or in part, in minimum increments of US$1,000,000 at any time on 10 days prior notice without a penalty or premium. The other terms and conditions of the Loan remained unchanged.

On January 8, 2009, Auramet converted approximately US$6.3 million of the Loan into 5,000,000 common shares of NovaGold, reducing the Loan balance to approximately US$13.7 million. On January 20, 2009, Auramet converted an additional US$6.3 million of the Loan into 5,000,000 common shares of NovaGold and on January 21, 2009, converted the remaining approximately US$7.3 million of the Loan into 5,762,565 common shares of NovaGold, reducing the outstanding principal amount of the Loan to nil. In 2009, Auramet exercised all of its 1,750,000 warrants at an exercise price of $1.53 per share for proceeds of $2.7 million. See “— Exercise of Warrants”.

Sale of Marketable Securities
On January 29, 2008, the Company sold its entire shareholdings of US Gold Corp. for a net price of $3.50 per share. The Company received net proceeds of $18.8 million and recorded a gain of $15.3 million.

On January 8, 2009, the Company completed the sale of its holdings in Alexco Resource Corp. for an average net sale price of approximately $0.60 per share and net proceeds of $3.8 million.

Exercise of Warrants
The Company issued, as part of a private placement from October 2003, 3,500,000 warrants each exercisable at $7.00 for one common share of the Company expiring on October 1, 2008. On October 1, 2008, NovaGold investors exercised a total of 2,311,350 warrants to purchase approximately $16.2 million in NovaGold common shares.

During 2009, Auramet exercised all of its 1,750,000 warrants at an exercise price of $1.53 per share for proceeds of $2.7 million, and exercised 5,631,582 share purchase warrants with an exercise price of US$1.50 for proceeds of $9.1 million.

During 2010, 8,346,153 share purchase warrants, issued as part of the January 22, 2009 financing, were exercised at an exercise price of US$1.50 per share for proceeds of US$12.5 million.

ITEM 3 DESCRIPTION OF THE BUSINESS

General

Donlin Creek Project, Alaska

Donlin Creek is an advanced-stage gold project held by Donlin Creek LLC, a limited liability company that is owned 50% by the Company’s wholly-owned subsidiary, NovaGold Resources Alaska, Inc. and 50% by Barrick’s wholly-owned subsidiary, Barrick Gold U.S. Inc. Located on private, Alaskan Native-owned land and Alaska state mining claims, the 81,361 acre (32,926 hectare) property hosts a gold deposit currently estimated at 33.6 million ounces of proven and probable reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. This reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate outlined in the 2009 feasibility study, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the feasibility study. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material.

On April 28, 2009, NovaGold announced the results of a feasibility study for the Donlin Creek project. Based on the feasibility study, the Donlin Creek mine has been designed as a year-round, open-pit operation with a mill throughput of 53,500 tonnes per day. During the first five years, expected production averages 1.6 million ounces with an average total cash cost of US$394/oz. Gold production for the first 12 years is expected to average nearly 1.5 million ounces annually at an average total cash cost of US$444/oz. Life of mine production is estimated at an average of 1.25 million ounces of gold annually. Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices.

The 2009 feasibility study included a reserve/resource estimate in which a majority of the mineral resources were converted to mineral reserves. Using a long-term gold price assumption of US$725/oz and US$850/oz, respectively, mineral reserves and mineral resources were estimated at 29.3 million ounces of proven and probable gold reserves, with an additional 6.0 million ounces of measured and indicated gold resources and 4.0 million ounces of inferred gold resources.

On March 22, 2010, NovaGold announced updated reserve/resource estimates for the Donlin Creek project. Donlin Creek LLC engaged an independent engineering firm to provide a reserve/resource estimate using a gold price of US$825/oz, increasing the in-situ gold reserve by 4.3 million ounces to 33.6 million ounces of gold on a 100% basis. The reserve/resource estimate was reviewed by Kevin Francis, P.Geo., Vice President Technical Services for NovaGold and a Qualified Person as defined by NI 43-101. NovaGold’s 50% interest totals 16.8 million ounces of gold reserves, with an additional 2.1 million ounces of measured and indicated gold resources and 2.2 million ounces of inferred gold resources. The Donlin Creek reserve/resource estimate incorporates results from 62 new drill holes totaling 25,094 meters for total drilling in the reserve/resource model of 1,740 drill holes totaling 370,000 meters. The new pit model uses similar parameters to the resource model used in the feasibility study.

Mineral resources have been classified using criteria appropriate under the CIM Definition Standards by application of a net smelter return based cut-off grade which incorporated mining and recovery parameters, and constraint of the resources to a pit shell based on commodity prices. Mineral reserves were estimated based on a series of Lerchs-Grossmann pit shells, established following a number of throughput rationalization studies. The pit shell considered measured and indicated resources only. Flotation recoveries in the pit optimization varied by rock type, domain, and degree of oxidation, and ranged from 86.66% to 94.17% .

Except for the information contained under the headings “Donlin Creek – Current Activities” and “Donlin Creek –Resource & Reserve Estimate” or as otherwise stated or implied, the scientific and technical information regarding Donlin Creek in this Annual Information Form is based on the technical report titled “Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report” dated April 1, 2009 (the “2009 Donlin Technical Report”) prepared by Kirk Hanson P.E., Gordon Seibel M.AusIMM., Simon Allard, P.Eng., Gregory Wortman, P.Eng and Alexandra Kozak P.Eng., all of whom are Qualified Persons as defined in NI 43-101. The 2009 Donlin Technical Report has been filed with the securities regulatory authorities in each province of Canada and with the SEC. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the 2009 Donlin Technical Report which is available for review on SEDAR located at www.sedar.com and on EDGAR at www.sec.gov. The reserve estimate was first announced in a press release dated March 22, 2010 prepared by Kevin Francis, P.Geo., Vice President Technical Services for NovaGold and a Qualified Person as defined by NI 43-101.

Donlin Creek – Property Description and Location

The Donlin Creek property is an advanced-stage gold project located in southwestern Alaska and is one of the largest known undeveloped gold deposits in the world. The property is under lease for subsurface and surface rights, respectively, from Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), two Native Alaskan corporations.

In March 2010, Donlin Creek LLC renegotiated its lease with Calista, securing additional land to allow for future expansion and extending the lease to 2031. In addition to the 49,261 acres (20,081 hectares) leased from Calista, Donlin Creek LLC holds 242 Alaska State mining claims comprising 31,740 acres (12,845 hectares), bringing the total land package to 81,361 acres (32,926 hectares). The existing lease covers the subsurface rights for the entire Donlin Creek mineral reserves and resources. Among other things, amendments to the renegotiated lease provide for (i) the lease of certain additional lands that may be required for the development of the property, (ii) an extension of the term of the lease to April 30, 2031 and automatically year to year thereafter, so long as either mining or processing operations are carried out on or with respect to the property in good faith on a continuous basis in such year, or Donlin Creek LLC pays to Calista an advanced minimum royalty of US$3.0 million (subject to adjustment for increases in the Consumer Price Index) for such year, (iii) the elimination of Calista’s option to acquire a 5% to 15% participating operating interest in the project and replacement with the payment to Calista of a net proceeds royalty equal to 8% of the net proceeds realized by Donlin Creek LLC at the project after deducting certain capital and operating expenses (including an overhead charge, actual interest expenses incurred on borrowed funds and a 10% per annum deemed interest rate on investments not made with borrowed funds), and (iv) an increase in the advanced minimum royalties payable to Calista under the lease to US$0.5 million for the year ending April 30, 2010, increasing on an annual basis thereafter until reaching US$1.0 million for each of the years 2015 to 2024 inclusive and US$2.0 million for each of the years 2025 to 2030 inclusive. All advance minimum royalties paid to Calista continue to be recoverable as a credit against Calista’s existing net smelter royalty under the lease agreement, which remains unchanged.

Donlin Creek LLC, through native lease agreements, holds a significant portion of the surface rights that will be required to support mining operations in the proposed mining area. Negotiations with TKC will be required for surface rights for additional lands supporting mining and access infrastructure.

On July 14, 2001, the Company, through its wholly-owned subsidiary NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome (acquired by Barrick in January 2006), granting the Company the right to earn up to a 70% interest in the Donlin Creek property (“Option Agreement”). Under the terms of the Option Agreement, the Company agreed to expend US$10.0 million within a ten-year period towards exploration and development to earn a 70% interest in the Donlin Creek property. In November 2002, the Company earned title to a 70% interest in the property, with Placer Dome holding the remaining 30%, and a joint venture between the parties was effectively formed, the rights and obligations of which became those of Barrick in January 2006 following its acquisition of Placer Dome. During the latter half of 2006 and the majority of 2007, there was a dispute between the Company and Barrick regarding Barrick’s ability to meet the terms of the back-in agreement and acquire a 70% interest in the property, which would have had the effect of reducing the Company’s interest to 30%.

To resolve their differences, the Company and Barrick entered into a limited liability company agreement dated December 1, 2007 that provided for the conversion of the Donlin Creek joint venture into Donlin Creek LLC, which is jointly owned by the Company and Barrick on a 50/50 basis. Pursuant to the limited liability company agreement, the Company has agreed to reimburse Barrick over time for approximately US$64.3 million, representing 50 percent of Barrick’s approximately US$128.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company reimbursed US$12.7 million of this amount following the effective date of the agreement by paying US$12.7 million of Barrick’s share of project development costs. The remaining approximately US$51.6 million will bear interest and be paid out of future mine production cash flow. Funding is currently shared by both parties on a 50/50 basis.

The resource area consists of the ACMA, 400 Zone, Aurora and Akivik prospects (grouped as “ACMA”) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as “Lewis”). The resource areas are within T. 23 N., R. 49. W., Seward Meridian, Kuskokwim and Mt. McKinley Recording Districts, Crooked Creek Mining District, Iditarod A-5 USGS 1:63,360 topography map.

Donlin Creek – Permits

Donlin Creek LLC has maintained all of the necessary permits for exploration and camp facilities. These permits are active at the Alaska Department of Natural Resources (hard rock exploration, temporary water use), the Corp of Engineers (individual 404 and nationwide 26), Alaska State Department of Conservation (wastewater, drinking water, food handling), the Alaska Department of Fish and Game (title 16 – fish), the Environmental Protection Agency (NPDES) and the Federal Aviation Administration (airport).

Current permits have allowed exploration and associated feasibility study supporting testwork to be conducted under appropriate state and federal laws. Development of Donlin Creek will require a considerable number of additional permits and authorizations from both federal and state agencies. Much of the groundwork to support a successful permitting effort is undertaken prior to the submission of permit applications, so that issues can be identified and resolved, supporting baseline data can be acquired and regulators and stakeholders can become familiar with the proposed project.

To support successful application for the more than 60 permits required, the project will likely require extensive baseline environmental information, supporting scientific analysis and detailed engineering design. The Donlin Creek LLC and predecessors have invested significant money, resources and time acquiring this information over the last five years, and in some cases over the last 12 years. Designing the project in line with baseline data in advance of filing permit applications has resulted in a project that affords due consideration to all environmental concerns and is designed to mitigate potential impacts on the environment wherever practicable.

The comprehensive permitting process for Donlin Creek can be divided into three categories, all of which are important to the successful establishment of a future mining operation:

  Exploration-stage permitting – required to obtain approval for exploration drilling, environmental baseline studies and feasibility engineering studies.
  Pre-application phase – conducted in parallel with feasibility engineering studies. This stage includes the collection of environmental baseline data and interaction with stakeholders and regulators to facilitate the development of a project that can be successfully permitted.
  The National Environmental Policy Act (“NEPA”) process and formal permit applications – formal agency review and analysis of the project, resulting in the issuance or denial of construction and operation permits.

Permit review timelines are controlled by the requirements of the federal NEPA review and state requirements for meaningful public and agency participation to determine if the project is in the state’s best interest.

Upon completion of the NEPA review, a positive Record of Decision ("ROD") and final issuance of permits and authorizations, the Environmental Management System ("EMS"), consisting of a number of management and maintenance plans for the project, will be fully implemented. Each federal and state permit will have compliance stipulations that require scrutiny and negotiation that can typically be resolved within 60 days of the ROD. Project delays could occur as a result of public opposition, limitations in regulatory staff resources during regulator review or project changes made by Donlin Creek LLC.

Donlin Creek – Mineral Tenure

The following information regarding mineral tenure at the Donlin Creek project was compiled by the Company and is not included in the 2009 Donlin Technical Report.

Most of the rights (surface and subsurface) are governed by conditions defined by the Alaska Native Claims Settlement Act (“ANCSA”). Section 12(a) of ANCSA entitled each village corporation to select surface estate land from an area proximal to the village in an amount established by its population size. Calista receives conveyance of the subsurface when the surface estate in those lands is conveyed to the village corporation. Section 12(b) of ANCSA allocated a smaller entitlement to the regional corporations with the requirement they reallocate it to their villages as they choose. Calista receives subsurface estate when its villages receive 12(b) lands. Calista reallocated its 12(b) entitlement in 1999 according to a formula based on original village corporation enrolments.

The Donlin Creek exploration and mining lease currently includes lands leased from Calista, which holds the subsurface (mineral) estate for Native-owned lands in the region. The leased land is believed to contain 20,081 hectares (49,261 acres). Title to all of these lands have been conveyed to Calista by the Federal Government. Calista owns the surface estate on a portion of these lands. A separate Surface Use Agreement with TKC, which owns the surface estate of the remaining lands, grants non-exclusive surface use rights to the Donlin Creek LLC. All of these lands have now been conveyed to Calista/TKC by the Federal Government. Donlin Creek LLC has entered into negotiations with TKC regarding amendments to the TKC Surface Use Agreement, which currently expires in 2015.

In addition to the leased land, Donlin Creek LLC holds 242 unpatented State mineral claims comprising 12,845 hectares (31,740 acres) primarily surrounding the leased land in the Kuskokwim and Mt. McKinley recording districts. Of these, 3 claims are on state selected lands; 158 claims are tentatively approved for conveyance from the Federal to State government subject to official surveying. These claims have not been legally surveyed. All claims are either 16.2 hectares (40 acres) or 64.8 hectares (160 acres) in size.

RUSSIA
ALASKA
(U.S.A.)
CANADA
NOME
FAIRBANKS
BETHEL
ANCHORAGE
VALDEZ
Bering Sea
DILLINGHAM
KODIAK
PACIFIC OCEAN
Gulf of Alaska
Chukchi Sea
Beaufort Sea
BARROW
DONLIN
CREEK
Poorman
Takotna
McGrath
Medfra
Nikolai
Ophir
Anvik
Shageluk
Iditarod
Flat
Holy Cross
Mountain Village
Pitkas Point
Saint Mary's
Pilot Station
Marshall
Russian Mission
Ohogamiut
Upper Kalskag
Lower Kalskag
Aniak
Chuathbaluk
Napaimute
Crooked Creek
Georgetown
Red Devil
Sleetmute
Stony River
Lime Village
YUKON DELTA NATIONAL WILDLIFE REFUGE
Tuluksak
Nunapitchuk
Akiachak
Akiak
Kasigluk
Atmautluak
Bethel
Kwethluk
Napakiak
Oscarville
Napaskiak
Tuntutuliak
Eek
Chefornak
Kipnuk
Kongiganak
Kwigillingok
Quinhagak
TOGIAK NATIONAL WILDLIFE REFUGE
KUSKOKWIM BAY
WOOD-TIKCHIK STATE PARK
Koliganek
New Stuyahok
Ekwok
Aleknagik
Dillingham
Manokotak
Togiak
Twin Hills
Goodnews Bay
Platinum
Clark's Point
Ekuk
BRISTOL BAY FISHERIES RESERVE
Portage Creek
Levelock
Naknek
South Naknek
King Salmon
Igiugig
Kokhanok
Newhalen
Iliamna
Pedro Bay
Nondalton
Port Alsworth
LAKE CLARK NATIONAL PARK & PRESERVE
N

UTM Zone 4, NAD83

DONLIN CREEK

- BTC and CCJ Access Roads
- Populated Places
- Federal Administrative Boundaries
- State Administrative Boundaries

PROJECT LOCATION MAP
Donlin Creek Project

SCALE: 0 15 30 60 Mi; 0 25 50 100 Km

FIGURE: 2.3

DCLLC: GEN0042.mxd, 01/16/09, R02

Donlin Creek – Accessibility and Climate

The Donlin Creek property is located in southwestern Alaska, approximately 19 km north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek. The project has an all-season camp with facilities to house up to 160 people and an adjacent 1,500 meter long airstrip capable of handling aircraft as large as C-130 Hercules (19,050 kg or 42,000 lb capacity), allowing efficient shipment of personnel, large equipment and supplies. The project is directly serviced by commercial air services out of both Anchorage, 450 km to the east and Aniak, 80 km to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 meters to 640 meters. Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations. The area has a relatively dry interior continental climate with typically less than 50 mm (20") total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -20°C (0°F) during the cold winter months.

The project is currently isolated from power and other public infrastructure. Studies were undertaken in 2008 to consider potential power line access to the project. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources. Due to concerns related to approval timeline, powerline access was not chosen as part of the primary basis for the feasibility study.

Donlin Creek – Project History, Drilling and Exploration

Various operators, including Western Gold Exploration and Mining Co. and Teck, undertook significant work on the property prior to 1995. Between 1995 and 2000, Placer Dome completed approximately 87,000 meters of diamond core drilling, 12,000 meters of reverse circulation (“RC”) drilling and 8,000 meters of trenching. In addition, Placer Dome undertook, amongst other things, metallurgical testing and baseline environmental studies.

From 2001 to 2002, NovaGold completed approximately 39,000 meters of core drilling, 11,000 meters of RC drilling, 89 meters of geotechnical drilling and 268 meters of water monitoring holes. NovaGold’s work on the property in 2002 focused on expanding the ACMA resource and defining mineralization and new resources in the adjacent prospect areas of Aurora, 400 Zone, Akivik and Vortex. In 2003, Placer Dome elected to return as operator as per the joint venture agreement. Placer Dome’s work in 2003 included updating the resource estimation, calcium carbonate investigations and economic studies. In 2004, Placer Dome focused on environmental and geotechnical studies, including geological mapping and sampling for carbonate-rich material, and continued with environmental baseline studies. Placer Dome focused on resource conversion, geotechnical investigation and environmental studies in 2005.

In January 2006, Barrick acquired control of Placer Dome. Barrick focused on resource conversion, geotechnical investigation, metallurgical and environmental studies from 2006 through 2007. Work included resource infill, geotechnical, metallurgical and condemnation drilling as well as continued environmental baseline studies, water geochemistry, peat exploration, wind power generation studies and metallurgical studies. In 2006, the project team drilled 92,804 meters of core with eight LF-70 drill rigs in 327 drill holes. Of that, 235 holes totaling 84,800 meters of core was focused on converting inferred resource to measured and indicated resource. However, significant drilling was also devoted to a broad range of pre-feasibility and feasibility objectives, including pit slope stability, metallurgy, waste rock studies, facilities condemnation and engineering, and calcium carbonate resource bulk sampling, delineation, and exploration. Barrick continued the same logging procedures and down-hole and collar survey methods as used in the past. However, ACE core orientation tools were utilized for oriented holes and the data were entered into an acQuire database. Core recovery in both mineralized and unmineralized rocks was consistently excellent and generally exceeded 90% in intrusive rocks and 80% to >95% in sedimentary rocks. True widths of mineralization are difficult to determine but drill holes were oriented to reflect true width intercepts limited only by the equipment and geologic knowledge.

In 2007, 124 exploration holes comprising 50,562 meters of core were completed. Core recovery in both mineralized and unmineralized rocks was consistently excellent and generally exceeded 90% in intrusive rocks and 80% to >95% in sedimentary rocks. True widths of mineralization are difficult to determine but drill holes were oriented to reflect true width intercepts limited only by the equipment and geologic knowledge.

The 2008 exploration program focused on drilling the East ACMA target area, designed to quickly determine the limits of mineralization in this expanding target area. See “— Donlin Creek – 2008 Program”. In 2009, chilled brine geotechnical drilling was conducted to further assess permafrost in the Donlin Creek district. There was no exploration drilling during 2009 or 2010 within the resource area.

Geological Setting

Regional Geology
The Kuskokwim region of southwestern Alaska is predominately underlain by rocks of the Upper Cretaceous Kuskokwim Group that filled a subsided northeast-trending strike-slip basin between a series of amalgamated terranes. Intermediate composition volcano-plutonic complexes intrude and overlie Kuskokwim Group rocks throughout the region.

Local Geology
The Donlin Creek deposits lie between two regional, northeast-trending, right lateral faults, in an area that contains numerous northeast to east–northeast- and northwest to west–northwest-trending lineaments that probably represent steeply-dipping strike-slip faults. Undivided Kuskokwim Group sedimentary rocks and granite porphyry complexes are the main rock units.

Property Geology
Greywacke is dominant in the northern part of the area (“northern resource area” comprising Lewis, Queen, Rochelieu, and Akivik), while shale-rich units are common in the southern part of the area (“southern resource area” comprising South Lewis and ACMA). Overall, sedimentary structure in the northern resource area is monoclinal, whereas sedimentary rocks in the southern resource area display open easterly-trending folds.

Gold deposits are associated with an extensive Late Cretaceous–Early Tertiary gold–arsenic–antimony–mercury hydrothermal system. Gold-bearing zones exhibit strong structural and host rock control along north–northeast-trending fracture zones and are best developed where those zones intersect relatively competent host rocks. Mineralized material is most abundant in the igneous rocks, but sedimentary rocks are also mineralized within strong fracture zones.

Exploration

Grids and Surveys
Drill hole collar and trench locations were tied to a surveyed ground control net using conventional theodolite survey methods from 1988 through 1993. Drill hole collars were surveyed with Brunton compass and hip chain in 1995.

A Motorola GPS system was used in early 1996 to establish survey control monuments and to survey some drill collars.

Traditional survey methods were subsequently used to locate all 1995–1999 and 2001 drill collars and trenches. An Ashtech Promark2 GPS post-processed system that consists of a base unit and up to two roving units was introduced in 2002.

Geological Mapping
A number of geological mapping programs have been completed, using air photograph bases, at 1:20,000 and 1:10,000 regional scales. Mapping was primarily completed during the mid to late 1990s.

Geophysical Surveys
An airborne magnetic survey was flown on behalf of WestGold in 1988–1989. Subsequently, ground electromagnetic, resistivity and IP surveys were completed at regional and prospect scale to aid in drill targeting.

Geochemical Sampling
Geochemical sampling to support exploration-stage work programs have been undertaken as summarized in the table below. This work has been superseded by the drill programs completed on the property.

Trenching
Trenching programs were completed as part of exploration-stage activities. Trench data are used to construct the geological model.

Exploration Summary Table, Exclusive of Drilling

Year	Company	Work Performed	Results

1909 to 1956	Various prospectors and placer miners	Gold discovered on Donlin Creek in 1909. Placer mining by hand, underground, and hydraulic methods.	Total placer gold production of approximately 30,000 oz.

1970s to present	Robert Lyman and heirs	Resumed sluice mining in Donlin area and placer mined Snow Gulch.	First year of mining Snow Gulch produced best results, with 800 oz Au recovered. Donlin Creek LLC is presently negotiating with the Lyman family to consolidate the land package around the proposed mine.

1974, 1975	Resource Associates of Alaska (“RAA”)	Regional mineral potential evaluation for Calista Corporation. Soil grid and three bulldozer trenches dug in Snow Gulch area.	Soil, rock, and vein samples have anomalous gold values. Trench rock sample results range from 2 g/t Au to 20 g/t Au.

1984 to 1987	Calista Corporation	Minor work. Various mining company geologists including Cominco and Kennecott visit property.

1986	Lyman Resources	Auger drilling for placer evaluation finds abundant gray, sulfide-rich clay near Quartz Gulch.	Assays of cuttings average over 7 g/t Au. Initial discovery of Far Side (Carolyn) prospect.

1987	Calista Corporation	Rock sampling of ridge tops and auger drill sampling of Far Side prospect.	Anomalous gold values from auger holes: best result = 9.7 g/t Au.

1988 to 1989	Western Gold Exploration and Mining Co. (WestGold)	Airborne geophysics, geological mapping, and soil sampling over most of Project area. Total of 13,525 m of D9 Cat trenching at all prospects. Over 15,000 soil, rock chip, and auger samples collected. Drilling included 3,106 ft of AX core drilling, 404 m in 239 auger holes, and 10,423 m of RC drilling (125 holes). First metallurgical tests and petrographic work.	Initial work identified eight prospects with encouraging geology ± Au values (Snow, Dome, Quartz, Carolyn, Queen, Upper Lewis, Lower Lewis, and Rochelieu). Drilling at most of these prospects led to identification of the Lewis areas as having the best bulk-mineable potential. Mineral Resource estimate completed.

1993	Teck Exploration Ltd.	D-9 Cat trenching (1,400 m) and two 500 m soil lines in Lewis area. Petrographic, fluid inclusion, and metallurgical work.	Identified new mineralized areas, updated Mineral Resource estimate.

1995 to 2000	Placer Dome	87,383 m of core, 11,909 m of RC drilling and 8,493 m of trenching. Environmental monitoring and assessment.	Drilled the American Creek magnetic anomaly (“ACMA”), discovered the ACMA deposit. Numerous Mineral Resource estimation iterations.

2001 to 2002	NovaGold	46,495 m of core, 38,022 ft of RC drilling, 89.5 m of geotechnical drilling, and 268 m of water monitoring holes.	Filed a preliminary assessment report on the Project. Updated resource estimate.

2003 to 2005	Donlin Creek Joint Venture	25,448 m of core and 5,979 m of RC drilling. Calcium carbonate exploration drilling; IP lines for facility condemnation studies.	Infill drilled throughout the resource area. Discovered a calcium carbonate resource. Poor quality IP data .

2006	Donlin Creek Joint Venture	92,804 m of core drilling to support Mineral Resource classification conversion, slope stability, metallurgy, waste rock, carbonate exploration, facilities, and port road studies.	Geological model and Mineral Resource update.

2007	Donlin Creek Joint Venture	Core drilling totalled 75,257 m and included resource delineation, geotechnical and engineering, and carbonate exploration. 13 RC holes for monitor wells and pit pump tests totalled 1,043 m.	Improved pit slope parameters, positive hydrogeological results. Carbonate exploration was negative. Updated Mineral Resource estimate. Completed feasibility study with positive results.

2008	Donlin Creek LLC	108 core holes totalling 33,425 m for exploration and facility related geotechnical and condemnation studies. Updated resource models. Metallurgical test work: flotation variability and CN leach. 54 test pits and 37 auger holes were also completed for overburden characterization.	Resource expansion indicated for East ACMA. CN leach resource potential indicated for the main resource area, Snow, and Dome prospects. Facility sites condemnation drilling completed. Update of feasibility study, and updated geological models.

Geotechnical and Hydrology
A number of geotechnical and hydrological studies have been completed in support of feasibility and environmental reports for Donlin Creek.

Rowland Engineering Consultants performed the geotechnical assessments for the geotechnical engineering for access roads between port site, wind farm, airstrip, and plant site and geotechnical investigations to support port site, airstrip, wind farm, and interconnecting roads.

The hydrological model is based on drill data. Lorax Environmental (“Lorax”) performed water quality modelling for the planned mine pit lake. CEMI provided design criteria and associated testwork for the water treatment plant requirements during construction, operations, and closure.

Petrographic and Other Studies
There have been a number of specialist studied performed on the Donlin Creek mineralization, including fluid inclusion studies, radiometric age dating (40Ar/39Ar), petrographic descriptions of rock types based on thin sections and electron microprobe data, whole rock analyses, trace element analyses, and sulfur, carbon, oxygen, and hydrogen stable isotope studies.

Technical papers on the geology of the region, the deposit, and on the mineralization have been presented in peer-reviewed journals, and at conferences by Project personnel and personnel from the United States Geological Survey.

Exploration Potential
The Mineral Resource defined in this Report is confined to a small section of the Property. NovaGold believes there is considerable potential for additions to the Mineral Resources at Donlin Creek. Numerous other targets have been identified along the five mile-long mineralized gold trend, and are defined by surface sampling and various historical drill holes containing significant gold values.

Comments on Exploration
The exploration programs completed to date are appropriate to the style of the Donlin Creek deposits. The research work supports the genetic and affinity interpretations for the deposits. Mineralization continues below the proposed ACMA pit, but expansion is limited due the proximity of Crooked Creek on the west and south, and by the process facilities to the west. Exploration potential is still open to the north.

Mineralization

Southeast-dipping north–northeast-oriented fracture zones are the primary control on gold bearing vein distribution within the north-northeast mineralized corridors. Composite vein zones or mineralized corridors range up to 30 m in width and extend for hundreds of meters along strike. Intrusive rocks and to a lesser extent competent massive greywacke are the most favored host rocks, and act as a secondary control on the mineralization. Gold distribution in the deposit closely mimics the intrusive rocks, which contain about 74% of the Mineral Resource. Structural zones in competent sedimentary units account for the remaining 26%.

Mineralized material in the ACMA or sill-dominant part of the deposit tends to be higher grade and more continuous compared to Lewis and other dike dominant areas of the deposit. The most extensive and highest grade mineralized zones in ACMA are located where “feeder” dikes intersect the sill sequence. Mineralized zones follow steeply-dipping dikes and sills beyond the depth limits of current drilling, or over a vertical range of at least 945 m.

Veins
Multiple vein types apparently formed from a single hydrothermal fluid. Vein mineral assemblages show a continuum from pyrite through arsenopyrite, native arsenic, and realgar, rather than discrete paragenetic stages.

Stibnite is ubiquitous in all vein types but seems to increase in later vein stages. Gold grade and vein quartz generally increase from vein types V1 through V3 and then markedly decrease in V4, a carbonate-dominant vein type. Reflectance spectroscopy was routinely used to quantitatively define specific clay, illite, and carbonate alteration zones in intrusive rocks. Proximal to distal silicate alteration zones and carbonate and graphite alteration products are associated with the ACMA–Lewis hydrothermal system; silica is largely restricted to veins and is not an important wall rock alteration product.

Mineralization
Gold-bearing sulfides occur in both veins and disseminated zones in mafic igneous bodies, rhyodacite dikes and sills, and sedimentary rocks. Quartz-carbonate-sulfide (pyrite, stibnite, and arsenopyrite) veins are the primary mineralized features, but gold also occurs in thin, discontinuous sulfide fracture fillings.

Veins seldom exceed half an inch wide; vein density can range up to 5 to 10 per meter; and vein zones vary from 2 m to 35 m wide. Individual vein zones generally display limited lateral and vertical continuity. However, swarms of many anastomozing vein zones form larger mineralized corridors characterized by extensive lateral and depth continuity.

The ACMA–Lewis style of mineralization is consistent with a low-temperature, low-sulfidation, orogenic gold model involving a strongly reduced, CO2-rich, weakly acidic, bisulfide-complexed, gold-bearing fluid. The deposit(s) is characterized by an Au–As–Sb–Hg geochemical signature, quartz ± carbonate and sulfide veins, and disseminated sulfide minerals. Common minerals observed in mineralized zones include pyrite, marcasite, arsenopyrite, stibnite, realgar, and native arsenic.

Pyrite is the most common mineral and appears to be the earliest sulfide phase. It is ubiquitous in the rhyodacite and occurs as disseminated grains and micro-fracture fillings. Disseminated pyrite in the sedimentary rocks occurs as fine to coarse grains (up to 5 mm across) preferentially concentrated near dike/sill contacts or as syngenetic pyrite along sedimentary laminations. Relative abundance of pyrite is not an indicator of gold grade.

Broad selvages of disseminated gold-bearing arsenopyrite and pyrite are found adjacent to veins and vein zones. Arsenopyrite commonly replaces pyrite and typically occurs as fine to very fine grains disseminated in intrusive rocks and as coarser aggregates in fractures and quartz–carbonate veins. In practice, fine-grained arsenopyrite can be difficult to distinguish from ubiquitous disseminated graphite. Disseminated sulfides typically replace biotite or other mafic mineral sites and rim or replace illite–clay–carbonate-altered feldspar phenocrysts.

Native arsenic occurs as dark grey, granular, massive to botryoidal grains that often fill vugs in quartz–carbonate ± sulfide veins and other open spaces in breccias or fractures. Realgar occurs in late, quartz–sulfide veins. Stibnite commonly occurs as disseminated grains and masses within carbonate veins and occasionally as interlocking needles in open spaces within quartz–carbonate veins and on fracture surfaces. Other accessory sulfides and sulphosalts observed in the deposit include marcasite, pyrrhotite, chalcopyrite, chalcocite, covellite, bornite, tennantite, tetrahedrite, galena, sphalerite, and boulangerite. Pyrrhotite, stibnite, and boulangerite are paragenetically late and appear to post-date most deformation while chalcopyrite, tennantite–tetrahedrite, pyrite, and arsenopyrite are both pre- and post-deformation.

Very rare native gold particles (1 μm to 20 μm) have been observed in process mineralogy studies of ACMA–Lewis area sulfide grains, but most of the gold is in “solid solution” in the crystal structure of arsenopyrite and, to a lesser extent, in pyrite. Typical native gold seen in polished sections occurs as 1 µm to 3 µm µ blebs with no clear paragenetic relationship to other minerals. Gold-bearing arsenopyrite in ACMA is associated with gold-bearing marcasite and rarely with pyrite. Lewis pyrite is generally not gold bearing. Fine-grained arsenopyrite (<20 µm diameter) contains five to ten times more gold than coarse-grained arsenopyrite. Stibnite, realgar, and native arsenic are often associated with higher gold grades but contribute very minor gold compared to associated arsenopyrite.

Minor Elements and Deleterious Materials
The most abundant minor elements associated with gold-bearing material are iron, arsenic, antimony, and sulfur. They are contained primarily in the mineral suite associated with hydrothermal deposition of gold, including pyrite, arsenopyrite, realgar, native arsenic, and stibnite. Minor hydrothermal pyrrhotite, marcasite and syngenetic or sedimentary pyrite, also account for some of the iron and sulfur.

Much less abundant elements such as copper, lead, and zinc are contained in relatively rare or accessory hydrothermal mineral species observed in the deposit, including chalcopyrite, chalcocite, covellite, tennantite, tetrahedrite, bornite, native copper, galena, sphalerite, and boulangerite. Small amounts of silver in the deposit are most likely accommodated within the crystal structures of tetrahedrite and galena, and to a lesser extent in some of the other sulfides. Molybdenum occurs in rare molybdenite. Very minor nickel in the secondary sulfide mineral millerite and minor cobalt in various secondary minerals have been observed in sedimentary rocks. The Ni and Co probably have a sedimentary origin.

Three elements that have particular processing significance are mercury, chlorine, and fluorine. Graphitic carbon and carbonate minerals also negatively affect the metallurgical process.

Most of the Hg occurs as colloidal or microscopic cinnabar inclusions in finer-grained sulfides. Pyrite accounts for about 66% of the Hg in sulfide concentrates, followed by marcasite (18%) and arsenopyrite (3.6%) . Elevated Hg is also associated with realgar. Macroscopic cinnabar (“HgS”) is generally absent or exceedingly rare in the area of the Mineral Resource estimate.

Chlorine in chloride ions can dissolve gold during pressure oxidation (“POX”) as AuCl3. This gold compound is “preg-robbed,” or adsorbed, by carbonaceous matter and may become incorporated in iron precipitates, resulting in gold losses up to 10%. Fluorine is very corrosive in the POX process. Process mineralogy studies show that muscovite and apatite are the principal sources of chlorine and fluorine in sulfide concentrates and that the relatively more abundant muscovite accounts for most of the chlorine (59%) and fluorine (93%). Muscovite is normally a rock-forming mineral, but it can also form during hydrothermal alteration along with structurally similar alteration products (illite) associated with gold-bearing rocks. Apatite is commonly found as an accessory mineral in igneous and sedimentary rocks and as a hydrothermal alteration or vein mineral.

Graphitic carbon is preg-robbing and relatively abundant in the sedimentary rocks and variably disseminated in the intrusive rocks as a possible alteration product. Sulfide–carbonate binary particles tend not to float well. Carbonate minerals occur as both pervasive, fine-grained hydrothermal alteration products, often intergrown with fine disseminated sulfide, and also in carbonate and quartz–carbonate ± sulfide veins. Common carbonate minerals include calcite, ankerite, dolomite, and very minor siderite.

Comment on Mineralization
The mineralization style and setting is sufficiently well understood. The deposit contains elements that may be deleterious in the proposed processing facility.

Donlin Creek – Sample Preparation and Analysis

Drill Hole Sample Preparation
Prior to 2006
Sample preparation, quality assurance and quality control for assays through 2002 were analyzed. The assays and the database are suitable for resource estimation. No sample collection occurred within the mineral resource areas between 2003 and the beginning of 2005.

2006–2007
Most of the core samples were crushed at the Donlin camp facility. Samples of core split in Anchorage were shipped to an ALS Chemex preparation lab for crushing, pulverizing and assaying.

The Donlin camp preparation lab is housed in a heated steel building. A partition separates the core cutting area from the crushing area. The crushing side of the operation is equipped with a dust control ventilation system to minimize contamination. The camp sample preparation procedure consists of the following steps:

  The entire bagged sample is dried in an oven heated to between 85°C and 90°C for 12 hours.
  The sample is put into trays for processing through a jaw crusher. The sample tag stays with the sample.
  Blank samples (one of three QA/QC control samples) are inserted into the sample stream.
  The sample is crushed until the end product passes 70% minus 2 mm (10 mesh). Sieve analyses are performed periodically to check crush quality, and the crusher jaws are adjusted as necessary. Blank material is periodically used to clean the crushers, and operators are instructed to increase the cleaning frequency when unusually sulfide-rich material is processed.

  The sample is then passed through a riffle splitter four to six times to obtain a nominal 250 g (9 oz) split. This subsample is put into a numbered pulp bag, and the remainder, or coarse reject, is put back into the original sample bag. The splitter and sample pans are cleaned with compressed air.
  Two additional control samples—standard reference material (SRM) and a duplicate—are inserted as specified on the cutting list prepared by the geologist. Control samples including SRM, duplicates and blank samples are included in every batch of 20. The blank is prepared by processing a sample from a bin of gravel-size crushed rock by passing it through the jaw crusher and riffle-splitting it to ~200 g (7 oz). When a duplicate is required, the crushed core sample is passed through the riffle splitter once, and each half is split repeatedly to obtain a ~200 g (7 oz) sample.

Sample Analysis
Final sample preparation and chemical analysis for gold, sulfur and trace element suites were completed at ALS Chemex in Vancouver, an ISO9001:2000 accredited laboratory. The preparation consists of the following:

  The splits of crushed core were reduced to rock flour or “pulp” in a ring-and-puck grinding mill (to better than 85% passing minus 75 µm or 200 mesh).
  A 1 oz (30 g) subsample of the pulp was fire assayed primarily using a fire assay-atomic absorption spectroscopy (AAS) method. Prior to 2007, the primary analytical method was Au-AA23 with detection range of 0.005 to 10 g/t gold. In 2007, analytical methods switched primarily to Au-AA25 with a detection range of 0.01 to 100 g/t gold to take advantage of the higher top detection range.
  Samples that assayed >10 g Au/t were re-assayed with a fire assay gravimetric method (NovaGold, 2002) or from 2005 through 2006 by “ore grade” fire assay-AAS method (Au-AA25) with a detection range of 0.01 to 100 g/t gold. In 2007, one sample exceeding 100 g/t was assayed via gravimetric method Au- GRA21 with a detection range of 0.05 to 1000 g/t gold.

Donlin Creek – Security and Sample Transport

Project Site
Core samples are transported from the field and are brought to the yard adjacent to the geology office and logging tents at the end of each drill shift. Core storage is secure because Donlin Creek is a remote camp and access is strictly controlled. Unauthorized camp personnel have generally been excluded from the core cutting and sample preparation building, but strict access procedures were initiated following an audit by Barrick of the sample preparation lab in mid-2006. Assay splits of prepared core, along with the control samples, are packed in a shipping bag, secured with a numbered security seal, and sealed in boxes for shipment. The coarse rejects and remaining split core are returned to a storage yard south of the airstrip for long-term storage. The sample shipment procedure is as follows:

  Boxed assay splits are flown from the Donlin camp to Aniak airport via Vanderpool Flying Service.
  Samples are shipped from Aniak via Frontier Flying Service to the ALS Chemex lab facility in Fairbanks, Alaska. All sample shipments are accompanied by a Frontier Flying Service waybill. This allows each sample to be tracked from camp to ALS Chemex.
  The samples are logged into the ALS Chemex data system in Fairbanks before shipment to the ALS Chemex Vancouver (or other ALS Chemex facility), where they are pulverized and assayed. The Fairbanks lab returns a custody form that reports on the condition of security seals.

Anchorage Security and Sample Transportation
The Anchorage logging and splitting facility is housed in a secure, dedicated, warehouse/office facility. Visitor access to the facility is strictly controlled by AES, the facility manager. Outside visitation for tours or purposes other than daily delivery or pick up require advance approval by the Donlin Creek Project Manager. Whole core shipped from camp to the facility is transported on Lynden Air Cargo. Lynden waybills and Barrick custody forms are used to track samples from camp to Lynden’s Anchorage airport facility and from there by Lynden trucks to the Anchorage logging facility. Split core samples shipped from camp to the ALS Chemex Fairbanks lab follow similar protocol. Bagged split core samples are tied into shipping bags and loaded into palletized supersacks. Supersacks are closed with numbered security seals and shipped on Lynden trucks to ALS Chemex in Fairbanks. Waybills aid tracking within the Lynden transport system, and ALS Chemex reports on the condition of security seals in the same manner as shipments from camp.

Donlin Creek – Assay Quality Assurance and Quality Control (“QA/QC”)

1995–2002
Beginning with Placer Dome in 1995 and continuing with NovaGold through 2002, a systematic and comprehensive program of QA/QC has been employed for rock sampling and definition drilling programs at Donlin Creek. The QA/QC protocols include the random and blind insertion of the following:

  standard reference materials (SRMs) to monitor the accuracy of lab results;
  coarse reject duplicates to monitor analytical precision; and
  blank control samples to monitor contamination during sample preparation and analysis.

From 1996 to 2002, SRMs were inserted at an average rate of one per 24 samples. Over the same period, coarse reject duplicates were inserted at an average rate of one per 24 samples, and blanks were inserted at an average rate of one per 25 samples. Almost all samples associated with SRM and blank control samples that returned values beyond acceptable tolerance limits were re-assayed until the control sample results were either acceptable or validated by duplication.

Based on the results obtained from the comprehensive QA/QC programs at Donlin Creek, AMEC concluded in 2003 that the quality of the Donlin Creek drill database was sufficient for resource estimation. A slightly modified QA/QC protocol was implemented in 2005. Three QA/QC samples—one blank, one coarse reject duplicate, and one SRM—were randomly inserted into every block of 20 sample numbers. Thus, in every block of 20 sample numbers there were 17 drill hole samples and three QA/QC control samples. The 20 sample blocks met two criteria:

  The blocks must begin with a sample number in which the penultimate digit is an EVEN number, and end with a sample number in which the penultimate digit is an EVEN number.
  The blocks must begin with a sample number that ends in 1.
  Example: XXXXevennumber1 - XXXXevennumber0, such as XXX021-XXX040, XXX041-XXX060

Standard Reference Material and Blank Material in 2005–2006
Leftover SRM material (Std-C and Std-D) from the 2002 campaign was used at the beginning of the 2005 season. When these SRMs were depleted, additional reference material was purchased from Analytical Solutions (OREAS 6Pb and OREAS 7Pb) and CDN Laboratories (CDN-GS-3). After the 2005 season, two additional standards (Std-G and Std-H) were created from Donlin Creek coarse reject material. These two new standards, in addition to CDN-GS-3, were used during the 2006 season. The new standards created from coarse reject material were certified by Barrick’s chief geochemist after industry accepted round robin assay and statistical analyses.

Blank material consisting of washed river gravel was purchased from Anchorage Sand and Gravel for the 2005 season and the beginning of the 2006 season. In early to mid-2006, the blank material was changed to granite chips purchased from Lowe’s in Anchorage.

QA/QC 2005 Results
Lab performance was checked by continuously monitoring control sample assays. Assay batches containing a control sample assay that exceeded two standard deviations from the accepted value were immediately re-assayed, and the original assays were replaced with assays that satisfied the QA/QC standard. An exception to this protocol was made for batches containing negligible gold values. All control samples functioned well. SRM monitoring kept assay accuracy within acceptable limits. Duplicate sample data indicated no bias in sample preparation and analytical precision. Blank assay data demonstrated negligible contamination in the sample preparation and assay processes.

QA/QC 2006 and 2007 Results
The QA/QC protocol was identical to that used in 2005, except that the frequency of control samples was increased from 4 to 6%. No serious systematic preparation or analytical lab problems were detected.

Blanks
Two types of blank material were used: a product from Anchorage Sand and Gravel for the beginning of the 2006 season followed by granite chips purchased from Lowe’s for later in 2006 and 2007. Each blank type was analyzed for gold by two different assay protocols: Au-AA23 and Au-AA25. A threshold of three times the gold detection limit was used by NovaGold for failure analysis. Dividing the samples into two time frames, a total of 5 samples (0.1%) failed before September 2006 and 163 samples (4.6%) of blanks failed after September 2006. The failures were all much less than the proposed range of gold cut-off grades and, in NovaGold’s opinion, the failures were not material.

Duplicates
A total of 3,885 duplicate pairs obtained from coarse reject material were taken at Donlin Creek during 2006 and 2007. Successful or “passing” duplicates were identified by calculating the absolute relative difference (“ARD”):
       ARD = [A-B] / 0.5 * (A + B)
A criterion of ARD must be less than 0.2 for 90% of the pairs used by NovaGold. The percent passing was an acceptable 93%.

Standards
A total of 3,573 results from 15 different standard reference materials (“SRM”) were provided by Barrick. Barrick set acceptable limits for all standards at the best value +/-2 standard deviations. Failed standards were to be re-assayed until the results were acceptable or validated by duplication. A total of 123 standards exceeded the range, and 58 (47%) were flagged with a comment regarding the failure. These comments commonly referred to a standard swap, or that the result failed by a calculated percentage but was “within acceptable limits”. NovaGold’s opinion is that the standards have been properly monitored and decisions regarding re-assay of failures have been reasonable.

Specific Gravity Determinations
Historically, only two specific gravity (“SG”) values were used in tonnage calculations: 2.65 g/cm3 for the intrusive units and 2.71 g/cm3 for the sediment units. Additional SG measurements were collected in 2006 to provide better coverage of deposit rock units and geographic subregions. Statistical evaluation of these new SG values shows that they are quite similar to the historical intrusive rock and sedimentary rock SG values. The following methodology is used to determine SG:

  Samples of whole core approximately 5 to 10 cm in length are first weighed dry and then weighed in water. This is accomplished by removing the dry weighing tray assembly from the scale, placing the sample in the wire basket, hooking the basket to the scale and submerging the sample in a 5-gallon bucket of water. A small sample bag containing rock chips placed in a small basket midway along the wire assembly acts as a tare weight to compensate for removing the weighing tray. This makes it easier to return the scale to zero when changing from dry to wet measurements.
  The formula for SG calculation is: Weight in Air/(Weight in Air – Weight in Water). The specific gravities are computed in acQuire once the weights are entered into the database.
  Measurements are collected for all rock types at a minimum frequency of one sample from all logged rock type intervals and one sample every 15 to 20 meters in the larger rock units. Mineralized rock takes precedence over unmineralized rock in a given rock type interval, but sufficient measurements of unmineralized material are also collected to document potential variability.

Donlin Creek – Data Verification

Prior to 2005 Drilling Campaign
As a test of data integrity, the data used to estimate the January 2002 Donlin Creek mineral resources were checked several ways and it was concluded that the mineral resource estimation was sufficiently free of error to be adequate for resource estimation.

2005 Drilling Campaign
NovaGold conducted a 100% check of 2005 drill hole Au assays within the resource area against electronic assay certificates. An error rate of less than 1.5% was uncovered. NovaGold also checked the collar and down-hole survey data. Electronic down-hole survey files were read for the drill holes and compared to those stored in the resource database.

2006 and 2007 Drilling Campaigns
Drilling data were captured using acQuire software and stored in MS SQL Server. Geologic logs, collar and down-hole survey data were entered on site using acQuire data-entry objects. Assay data were imported directly from electronic files provided by the laboratories. The master Donlin database was moved from the Donlin camp to the Anchorage office in the middle of 2006, and about 50% of the 2006 assay data were imported directly into the master database in Anchorage. The acQuire database was converted from the standard acQuire data-model to the more robust acQuire “Corp” data-model to aid in data verification. Further verification of legacy data took place by Barrick when data were migrated to the new data-model.

NovaGold verified the drill hole data in the following manner:

Collar Surveys
Collar survey information is transferred electronically from the electronic Ashtech survey instrument to the database, minimizing the chance of input error. The Ashtech output files and geologic logs were compared to 5 % of the electronic collar surveys. There was one unexplained 20-cm discrepancy between the elevation file and the database. Strangely, the error rate against the geologic logs was much higher; most collar coordinates were off by several meters. NovaGold does not know the reason but it is possible that the geologic logs have the proposed coordinate and not the final coordinate written on them, or there are transcription errors from the electronic database to the paper log. NovaGold is satisfied that the collar surveys from the Ashtech data files are sufficiently error free to be used for resource estimation.

Down-hole Surveys
Down-hole surveys are transcribed by hand from the survey instrument to paper survey forms. The forms in turn are entered into the electronic database manually. Ten percent of the drill holes were checked and an unacceptable error rate of 4.4% was measured. The primary error was that the down-hole survey was omitted from the electronic database. Other errors were incorrect azimuth conversion, incorrect feet to meter conversion, incorrect depth and incorrect priority code. Despite the high error rate, the magnitude of the errors was small; therefore, in NovaGold’s opinion the impact on the estimation of grade will be minimal.

Assays
Electronic assay certificates made available by Barrick were merged into a single file and, by matching on sample number, were directly compared to the electronic database. For 2006 drilling, 70% of the assays were compared and an acceptable discrepancy rate of 0.4% was measured. For 2007, 99% of the assays were compared to the electronic assay certificates and a discrepancy rate of 1% was measured. NovaGold believes that the assay database is sufficiently error free to be used for resource estimation.

Donlin Creek – Geological Setting

The Donlin Creek project geology consists of a thick sequence of Cretaceous Kuskokwim Group sedimentary rocks intruded by late Cretaceous to early Tertiary felsic intrusive rocks. The sedimentary section consists of inter-bedded greywacke, shale and siltstone. The overall bedding strikes west-northwest and generally dips shallowly to the south, though in the ACMA area and further south of Lewis an important overturned fold is present. Thin inter-bedded shales within the Kuskokwim group are an important control on the emplacement of intrusive sills. The intrusive units, both dikes and sills, are the primary hosts of mineralization and consist of porphyritic rhyodacite and rhyolite and lesser mafic dikes and sills. Sills predominate in the ACMA and southern Lewis areas, whereas dikes dominate in the North Lewis area. The dikes and sills range from a few meters to more than 60 meters in width.

The Donlin Creek project area lies between two major north-east trending right lateral faults found in southwest Alaska: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north. The region contains abundant northeast to east-northeast and northwest to west-northwest trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Creek region is inferred to be right lateral on northeast structures and left lateral on northwest faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement is speculative.

Donlin Creek – Alteration and Mineralization

Gold mineralization at Donlin Creek consists of low temperature epithermal assemblage characterized by pyrite, auriferous arsenopyrite, stibnite, native arsenic and realgar occurring as both north-northeast trending extensional vein/fracture zones and disseminations. Gold grades are best developed where structural zones intersect favorable host lithologies, specifically the intrusive dikes and sills, and the more massive greywacke units within the sedimentary section. Disseminated mineralization is also locally present with highest concentrations typically adjacent to veins and vein zones.

The orientation of the mineralization is consistently north-northeast of the compressive structural regime. Intrusive dikes which feed the voluminous sill package present at Donlin Creek also strike north-northeast. The gold occurs primarily in the lattice structure of arsenopyrite. Realgar, native arsenic and stibnite can be found generally associated with the higher-grade gold mineralization. Alteration is characterized by the extensive development of illite, kaolinite and ankerite.

Donlin Creek – Metallurgy

Metallurgical testwork, under the direction of Barrick personnel, appears to have been completed to sufficient detail to support a feasibility study. Gold is mainly carried by arsenopyrite. Variation is observed in processing behavior between intrusives and sediments, but less so between the geographical sources.

Accordingly, process testing has been directed towards development of the following conceptual flowsheet:

  concentration by flotation;
  high pressure oxidation in an autoclave;
  carbon-in-leach (“CIL”) cyanidation of the concentrate;
  carbon strip and regeneration circuits;
  gold electrowinning; and
  refining and production of doré bars.

This processing concept incorporates proven commercial unit operations. No issues have been identified to date that might lead to economic performance of this sequence that would be substantially different from similar processes in commercial operation today.

Donlin Creek – Resource and Reserve Estimate

The mineral reserves for the Donlin Creek project were classified using criteria appropriate under the CIM Definition Standards with an effective date of March 22, 2010 and were published on March 22, 2010. The mineral reserves are summarized in the table below.

Proven and Probable Mineral Reserve Statement, Effective Date March 22, 2010

Category	Tonnes (millions)	Gold (g/t)	Contained Gold (M oz)
Proven Probable	7.0 460.7	2.46 2.23	0.55 33.04
Total	467.7	2.23	33.59

Notes:
1)	Mineral reserves are reported using an approximately 0.74 g/t gold cut-off grade and an assumed gold price of US$825/oz.
2)	Mineral reserves are reported on a 100% basis, of which NovaGold owns a 50% interest.
3)

The reserve estimates for Donlin Creek were disclosed in a press release dated March 22, 2010, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The reserve estimates were completed by Kevin Francis, P.Geo., Vice President Technical Services for NovaGold and a Qualified Person as defined by NI 43-101, supported by information included in the technical report titled Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report dated April 1, 2009 and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

4)	Sums may not agree due to rounding.

Mineral reserves were estimated based on a series of Lerchs-Grossmann pit shells, established following a number of throughput rationalization studies. The pit shell considered measured and indicated resources. The base case parameters used in the optimizations were:

  Throughput of 53.5 kt/d and 20+ year mine life;
  Conventional open-pit mining using a combined bulk mining (12 m benches) and selective mining (6 m benches) approach;
  A long-term gold price assumption of US$825/oz;
  Mill recoveries in the pit optimization varied by rock type, domain and degree of oxidation, and ranged from 86.66% to 94.17%;
  Slopes were determined by geotechnical domain, with bench face angle recommendations ranging from 43° to 65°, inter-ramp slope angles from 26° to 50°, and overall slope angles ranging between 26° and 47°;
  Refining, freight and marketing (selling costs) were US$0.573/oz recovered; and
  A royalty of 3.75%, based on the gold price minus the selling cost.

The base mining cost (before incremental mining cost with depth) was $1.68/t, the average processing cost was $15.97/t and the general and administrative cost was $1.61/t.

The Mineral reserves were subtracted from the total mineral resources reported from this pit optimization to determine the reported mineral resources that are exclusive of mineral reserves. During Whittle® pit optimization, incremental cut-offs can be applied to determine whether material within a pit shell is classed as potentially economic mineralization or as waste. The cut-offs assume that all material within a pit will be mined, but that at the top of the exit ramp of a pit, a choice must be made between what will report to the mill as potentially economic mineralization, and what will be sent to dumps as waste. To be considered potentially economic mineralization, the net smelter return (“NSR”) must pay back the incremental processing cost plus US$0.01/t.

Mineral resources were classified using criteria appropriate under the CIM Definition Standards by application of the NSR-based cut-off grade that incorporated mining and recovery parameters, and constraint of the mineral resources to a pit shell based on commodity prices. The mineral resources have an effective date of March 22, 2010. The mineral resources are summarized in the table below.

Mineral Resource Statement, Effective Date March 22, 2010
(100% basis, excluding mineral reserves)

Category	Tonnage (Mt)	Gold (g/t)	Contained Gold (Moz)
Measured Indicated Total Measured and Indicated Inferred	0.2 39.6 39.8 58.4	6.61 3.34 3.36 2.35	0.04 4.25 4.29 4.41

Notes:
1)	Mineral resources are reported using an approximately 0.74 g/t Au cut-off grade and an assumed gold price of US$900/oz.
2)	NovaGold owns a 50% interest.
3)

The resource estimates for Donlin Creek were disclosed in a press release dated March 22, 2010, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The resource estimates were completed by Kevin Francis, P.Geo., Vice President Technical Services for NovaGold and a Qualified Person as defined by NI 43-101, supported by information included in the technical report titled Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report dated April 1, 2009 and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

4)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

5)

Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

6)	Sums may not agree due to rounding.

The mineral resource estimate for the Donlin Creek project was based on a Lerchs-Grossmann pit optimized for all measured, indicated and inferred blocks assuming:

  A gold selling price of US$900/oz;
  Mill recoveries in the pit optimization varied by rock type, domain and degree of oxidation, and ranged from 86.66% to 94.17%;
  Administrative costs estimated at US$1.56/t;
  Refining, freight and marketing (selling costs) were estimated at US$0.573/oz recovered; and
  A royalty of 3.75%, based on the gold price minus the selling cost.

Donlin Creek – 2008 Program

In 2008, Donlin Creek LLC drilled 108 HQ/NQ core holes totaling 33,425 m, as well as auger holes and test pits for geotechnical studies, soil, stream sediment and stream concentrate geochemical samples. The 2008 exploration program focused on drilling the East ACMA target area, designed to quickly determine the limits of mineralization in this expanding target area. The East ACMA area is highly prospective for additional resource discovery and simply follows the structural projection of mineralized sill and dike intersections within the Donlin anticline, which hosts the majority of resources at Donlin Creek. Results of the exploration program will aid in facility and infrastructure planning for Donlin Creek feasibility study. The initial drilling proved successful in identifying deep mineralization along the East ACMA trend. Additional drilling will be required to delineate mineralization recognized in the initial program. A total of 108 HQ/NQ diameter core holes totaling 33,425 m (109,663 feet) were drilled in support of exploration, resource infill, condemnation and geotechnical studies. The 2008 drilling results have not yet been incorporated in a resource estimate but are not anticipated to have a material impact on overall resources.

The Phase 2 program in 2008 was largely focused on finalizing the feasibility study and preparing for permitting. Exploration at Donlin Creek is expected to continue throughout the permitting process, with a focus on identifying additional high-grade ore that can enhance grade in the early years of production, reducing the capital payback period.

Donlin Creek – 2009 Program

The 2009 program at Donlin Creek comprised chilled brine geotechnical drilling to further assess permafrost in the Donlin Creek district. There were no exploration activities conducted in 2009 within the resource area.

Donlin Creek – 2010 Program

During 2010, Donlin Creek LLC initiated studies for a potential natural gas pipeline from Cook Inlet to the project site. Donlin Creek LLC worked with multiple regulatory agencies, consultants and contractors to complete the field season initiating environmental baseline and engineering studies along the proposed 315-mile pipeline corridor. There were no exploration activities conducted in 2010 within the resource area.

Donlin Creek – Financial Summary

In the 2009 Donlin Technical Report, the overall economic viability of the Donlin Creek project was evaluated by both discounted and undiscounted cash flow analyses. The project is expected to generate after-tax net cash flows of US$1.1 billion and yield an internal IRR of 2.3%, under a long-term gold price assumption of US$725/oz. The base case after-tax NPV (5%) of the Donlin Creek project is negative US$733 million.

At a gold price of US$1,000/oz the project would generate US$8.4 billion in pre-tax cash flow and have a pre-tax NPV (5%) of US$2.7 billion with a pre-tax IRR of 12.3% . The project is particularly sensitive to the gold price and for the purposes of the sensitivity analysis, it was assumed that the project sensitivity to changes in gold grades was mirrored by the sensitivity of the project to changes in the gold price.

The Donlin Creek project requires a gold price of US$670/oz to break even at an oil price of US$75/barrel. From the base case of gold at US$725/oz and oil at US$75/barrel, each US$1/barrel increase in the price of oil requires approximately a US$1.50/oz increase in the price of gold to offset the impact.

Project Sensitivity to Gold Price

Item	Unit	Base Case	Alternative Case 1	Alternative Case 2
Gold Price	US$/oz	725	900	1,000
Oil Price	US$/barrel	75	75	75
Undiscounted Cumulative Net Cash	US$M	1,504	5,915	8,435
Flow Pre-tax
Undiscounted Cumulative Net Cash	US$M	1,103	4,166	5,876
Flow After-tax
NPV (5%) Pre-tax	US$M	(592)	1,525	2,735
NPV (5%) After-tax	US$M	(733)	829	1,674
IRR Pre-tax	%	3.0	9.4	1,2.3
IRR After-tax	%	2.3	7.7	10.2
Payback	Years	15	7	5

Project Sensitivity to Oil Price (US$725/oz Au price)

Oil Price (US$/barrel)	Net Cash Flow (US$M)	NPV @ 5% (US$M)	IRR (%)
35	2,106	(236)	4.2
50	1,744	(415)	3.5
75	1,103	(733)	2.3
100	430	(1,069)	0.9

Donlin Creek Project Financial Summary (Base Case US$725/oz)

Item	Unit	LOM	US$/oz	US$/t milled	US$/t mined
Total Mined	Mt	2,567.7
Ore Milled	Mt	383.8
Strip Ratio (waste tonnes:ore tonnes)	t:t	5.69
Gold Grade	g/t	2.37
Contained Gold	Moz	29.27
Gold Recovery	%	89.5
Recovered Gold	Moz	26.18
Mine Life	Years	21
Oil Price	US$/barrel	75
Revenue	US$M	18,983	725
Mining Costs	US$M	5,226	200	13.62	2.08
Processing Cost	US$M	5,664	216	14.76	2.26
G&A	US$M	590	23	1.54	0.24
Refining	US$M	44	2	0.11	0.02
Operating Costs	US$M	11,524	440	30.03	4.60

Item	Unit	LOM	US$/oz	US$/t milled	US$/t mined
Royalties	US$M	693	26	1.81	0.28
Total Cash Costs	US$M	12,217	467	31.84	4.87
Other Revenue	US$M	(156)	(6)	(0.41)	(0.06)
Depreciation (Excluding Sunk Costs)	US$M	5,242	200	13.66	2.09
Trust Fund	US$M	179	7	0.47	0.07
Total Production Costs	US$M	17,481	668	45.55	6.97
Cash Taxes	US$M	402	15	1.04	0.16
Working Capital, Net	US$M	(2)	-	(0.01)	0.00
Total Costs, Including Taxes and Working Capital	US$M	17,881	683	46.59	7.13

Donlin Creek – Planned Mining Operations

Throughput studies were performed during 2007–2008 and mine design and production schedules were developed for a nominal mill throughput of 19.5 Mt/a, or 53,500 t/d. Open pit mining on both 6 m and 12 m high benches provided the best project economics. Approximately 40% of the ore and 19% of the waste, or 22% of the total tonnage, is planned to be selectively mined on 6 m benches.

Mining operations are envisaged as 355 days per year, with ten days allowed for delays due to winter conditions; however, the plant is provisionally scheduled to operate 365 days per year. Maximum vertical advance per phase per year is sixteen 6 m benches. Where the vertical advance rate is more than ten 6 m benches per year, some or all benches will be 12 m high so that the combined vertical development rate does not exceed ten benches per year.

The ACMA pit has a top elevation of 268 m above sea level (“masl”), cuts across the American Creek drainage at 178 masl, and has a bottom elevation of 272 m below sea level (“mbsl”). The grade of the gold mineralization in ACMA is higher than in the Lewis area. The Lewis pit is on a hill directly above and to the northeast of the ACMA pit, at elevations ranging from 436 masl to 56 mbsl.

A set of fourteen mining phases were designed, eight in the ACMA pit and six in the Lewis pit. This sequence aims to deplete ACMA as early as possible to maximize use of the waste backfill dump designed inside the pit while minimizing deviation from the optimal economic mining sequence. The initial phases of the two pits are independent, but they partially merge later in the mine life.

Donlin Creek is envisaged to be mined by a conventional truck-and-shovel operation. Initial pioneering and pit development will be undertaken to remove overburden, develop mine access roads suitable for large mining equipment, and “face-up” the initial pit into productive set-ups for the large shovel and mining equipment.

Large hydraulic shovels mining the full 12 m benches will be the primary loading equipment in zones of waste and steeply dipping ore. The same primary shovels will be used on the 6 m split benches, thereby avoiding the need for a mixed fleet of hydraulic shovels. Large 360 t capacity haul trucks will be used for transporting both ore and waste out of the pit.

Haul roads are designed at 10% maximum grade for uphill loaded haulage and at a maximum of 8% for downhill loaded haulage. The final road width design is 40 m.

Blasting will be required. Blast hole drilling in predominantly waste areas will be performed with nominal 251 mm diameter production drills. Ore zones will be drilled on a single 12 m bench with 200 mm diameter holes or a single 6 m bench with 140 mm diameter holes, depending on the size and continuity of the ore blocks outlined by grade control drilling. All blasting will be based on 70% emulsion / 30% ammonium nitrate/fuel oil, which will be manufactured on site.

Support equipment will be used for road, bench, and dump maintenance and miscellaneous projects. Track dozers and rubber-tired dozers will spot loads and maintain the waste spoil dumps. A fleet of graders will maintain the roads. Crushed rock will be provided to help maintain good roads and improve truck tire life. Water trucks will spray roads and working areas during dry and dusty periods. Small backhoes will be used for ditch work and other dewatering projects. Dozers will be used on larger construction projects such as re-contouring waste dumps and spreading reclamation materials.

The projected total labor force complement for mine operations, maintenance, engineering and contractors is 442 at start-up, peaks at 646 in Year 11 and decreases to 83 in the final full year of pit operation.

Donlin Creek – Proposed Production Plan and Schedule

Based on the updated reserve estimate from March 2010, the operating mine life is estimated to be 25+ years with the nominal processing rate of 53,500 tonnes per day. Mine start-up is proposed for 2018 based on a timeline of 3 years for project permitting and 3.5 to 4 years for construction, with permit applications to be prepared and filed following completion of the feasibility study revision. The processing rate is variable from period to period as a function of sulfur grade and ore hardness. To maximize plant utilization, long-term ore stockpiling is required to balance sulfur feed grades. Short-term stockpiling will also be required to handle crusher downtime and production fluctuations in the pit.

Preproduction covers the first 15 months of the mine plan, when mining activities will focus on providing sufficient ore exposure for plant start-up. Ore mined during preproduction will be stockpiled and rehandled to the mill during operations. Average production during the production stage will be 335 kt/d. The peak rate of 425 kt/d is reached in Year 7. Mining is initially focused on the ACMA pit to access the highest-value ore.

Donlin Creek – Waste Dumps

Waste rock from open pit mining will be placed in an ex-pit waste rock facility in the American Creek Valley, east of the pit area, or in a backfill dump in ACMA. The ultimate footprint of the facility covers an area of approximately 9.6 km2. With the elevation of the top lift of the dump at approximately 550 masl, the maximum dump height will be about 350 m and the maximum thickness about 290 m. The waste rock facility will be developed entirely from the bottom up. Construction of the first lift will begin at the start of the preproduction period. Most of the waste rock facility will be constructed in 30 m lifts.

The potential magnitude of flow in the American Creek drainage, as well as discharge from springs in the valley floors, warrants the construction of an engineered rock drain system below the waste rock facility, including connecting secondary rock (finger) drains in the smaller contributing drainages. The rock drains were sized to contain the peak instantaneous flow associated with the 100-year return period, 24-hour duration rainfall event for American Creek.

Sufficient overburden will be stored separately for use in final site reclamation; the remainder will be dumped into the waste rock facility or used for construction and concurrent reclamation. A total of 1.69 Gt of waste will be stored in the waste rock facility and another 404 Mt in the ACMA backfill dump. Backfilling will commence in Year 15 and continue until the end of mine life.

A total of 38 Mt of in-pit overburden will be mined at Donlin Creek, of which 7.7 Mt of peat and loess and 9.6 Mt of colluvium/terrace gravel will be stockpiled over the LOM to meet site reclamation requirements. The remainder will be stored within the waste rock facility. Where overburden directly removed from the pit is unavailable, it will be reclaimed from the stockpiles. Some 17.3 Mt of overburden will stored in overburden stockpiles.

Waste rock was characterized by its potential for acid generation and was assigned reactivity categories. Categories 1 to 4 are non-acid-generating (“NAG”), and categories 5 to 7 are potentially acid-generating (“PAG”). Waste rock consists of NAG and PAG rock from the ACMA and Lewis pits. PAG-7 rock will potentially start producing acid in less than a few years, PAG-6 in less than a decade, and PAG-5 after several decades. PAG-5 rock will be blended with NAG rock when placed in the waste rock facility; the NAG rock has enough neutralizing potential to prevent the PAG-5 waste from producing acid. PAG-6 waste will initially be placed in encapsulated cells in the waste rock facility. Water infiltration into this cell will be minimized by a cover of compacted colluvium or terrace gravel.

The PAG-7 waste will ideally be used to construct the water reclaim structure in the tailings impoundment. This point will require addressing during detailed design and operational scheduling. Additional PAG-7 waste will be stockpiled in the long-term ore stockpile area. The stockpiled PAG-7 waste will then be rehandled into the ACMA pit below the final pit lake water level.

The waste rock facility was designed to meet or exceed a factor of safety (“FS”) of 1.5 under static loading conditions and an FS of 1.1 under seismic (pseudo-static) loading. The stability of the waste rock facility exceeds these design criteria.

Concurrent reclamation of the waste rock facility will be undertaken during operations as area becomes available.

Donlin Creek – Proposed Tailings Storage

The tailings storage facility in the Anaconda Creek basin will be a fully lined impoundment with cross valley dams at both the upstream (“upper dam,” comprising upper north and upper south) and downstream (“main” dam) ends.

All tailings dams will be constructed of compacted rock fill using the downstream method with a composite liner on the upstream face. The tailings impoundment footprint will be lined with a linear low density polyethylene liner over a layer of broadly graded silty sand and gravel acting as low permeability bedding material and providing secondary containment. Material for construction will be sourced from the plant site and fuel farm during initial construction and from the open pit for the later raises during operations.

Based on the flood and tailings storage requirements, the starter dams are required to store one year of tailings, plus flood and freeboard, and will be 52 m high for the main dam, while the upper north and upper south dams will be 16 m and 12 m, respectively. Ultimate heights will be 144 m for the main dam and 105 m for the upper dam, measured from the downstream toe to the crest. The tailings storage facility will have an ultimate capacity of 311.43 Mm3, corresponding to an ultimate impoundment surface area of 549 ha. The total catchment area of the tailings storage facility will be 705 ha.

The tailings storage facility was designed to meet appropriate dam safety guidelines. The tailings storage facility inflow design flood was the 200-year return period snowmelt and 24-hour probable maximum precipitation. The stability of the tailings dams yielded static and pseudo-static factors of safety of 1.5 and 1.15, respectively. The tailings storage facility was designed to withstand the maximum credible earthquake.

Water dams are required during the construction period and initial years of operation to protect the lined upstream faces of the upper north and south tailings starter dams from a significant flood event, to provide a reliable source of fresh water during operation of the process plant, and to minimize runoff to the tailings storage facility. The water dams will be incorporated into the downstream toe of the upper dams and are planned to be constructed simultaneously with the starter dams before tailings placement. The north and south freshwater reservoirs will reach maximum depths of 19 m and 8.5 m, respectively. Based on storage requirements, the north water dam will be 42 m high and the south water dam 33 m high.

Donlin Creek – Infrastructure

Current site infrastructure comprises an all-season, soft-sided camp with facilities to house up to 150 people consisting of kitchen, living quarters, equipment shop, drill shack and other buildings required for support of year-round exploration activities.

There is sufficient area within the project to host an open-pit mining operation, including any proposed open pit, waste dumps, tailings and process facilities. Donlin Creek LLC has secured the majority of the surface rights for the areas that may host these facilities.

Crooked Creek has approximately 140 residents and Aniak has a population of approximately 570. The workforce for the project would be sourced from the local area, and from Alaskan regional centres.

The project is a greenfields site. In addition to the proposed plant site at the mine, the main proposed development sites are the wind farm, an airstrip, barge terminals at Bethel and BTC and an access road connecting BTC to the mine site.

Planned Off-site Infrastructure
The entire road will be new construction in an untracked region, with no passage through or near any settlements or communities, and no junctions with any existing road system. Forty-three stream crossings were identified along the BTC route. Of these, eight require bridges directly along the road, and one more crosses Getmuna Creek to access the major Getmuna Flats material site. Bridge lengths vary from 10 m to 35 m.

The primary purpose of the road is to transport freight by mostly conventional highway tractors and trailers. However, critical elements of the design will be dictated by specific oversize and overweight loads associated with mine facility construction. Only mine support traffic will use the road, and the design assumes that mine operations will control and manage traffic on the road.

The fuel pipeline from the BTC port site to the mine site was incorporated into the road alignment. The pipeline will be buried where it passes though areas of thaw-stable ground and supported above ground on piled foundations where the ground is susceptible to instability.

Planned Site Infrastructure
Planned site infrastructure comprises: access roads, airstrip, accommodation camp, plant site and fuel storage, primary and pebble crushers, coarse ore conveyor and coarse ore stockpile, concentrator, water treatment plants, boiler house, utilidors and access walkways, waste and tailings storage facilities, truck shop, truck wash, workshops and vehicle repair facilities, assay laboratory, administration facilities and change rooms.

The plant site and fuel storage compound are located in the Anaconda Valley, above the tailings storage area. This arrangement contains the process areas within the Anaconda and American Creek Valleys, with essentially no impact on Crooked Creek.

The primary crusher is located on a ridge on the south side of American Creek. This location is compatible with the mining plan, haul road layouts, and ultimate pit limits as well as the location of the contact water dam and contact water pond. The crusher was orientated to make use of the southern slope of the ridge, minimize the length of the conveyor, and permit the design of the vertical and horizontal alignment to tie into the coarse ore stockpile at the plant site. The process plant was orientated on the plant site to take advantage of the natural topography, with the long axis of the plant following the slope of the rounded hill to the south.

Donlin Creek – Power

According to the 2009 Donlin Technical Report, the project is currently isolated from power and other public infrastructure and power is provided by diesel generators. Electric power for the project site is planned to be generated from a diesel oil-fuelled combined-cycle gas turbine power plant and a standby/peaking diesel power plant.

A wind farm consisting of 14 wind turbine generators, each with a nominal peak output of 2.5 MW, will also be installed. Under average conditions, the wind farm will contribute approximately 7.5% of the yearly energy requirements of the project.

Given their synergistic roles, the gas turbine and diesel power plants will be located adjacent to each other. To minimize electrical distribution costs and load losses, they will be near the two major process electrical loads: the oxygen plant and the grinding building. The wind farm will be installed on Juningguira Mountain, approximately 12 km southwest of the Donlin Creek mine site, and will be connected to the site with a 69 kV transmission line running to a substation located at the mine site.

Subsequent to the 2009 Donlin Technical Report, consideration has been given to the construction and operation of an underground 12-inch natural gas pipeline approximately 505 kilometres (315 miles) from the upper Cook Inlet area to supply project power. Gas from the pipeline would be used to produce electricity at site. The capital cost of the pipeline could be partially offset by cost savings from elimination of the wind cogeneration facility, the potential for a shorter access road and a significant reduction in requirements for diesel storage, with some additional cost reduction opportunities.

Donlin Creek – Water

Water requirements for the planned process facilities depend on mill feed rates and vary annually. Water will primarily be sourced from contact dam/pit dewatering. However, in years with average and below-average precipitation, the contact water pond and pit dewatering system will not be able to meet the year-round freshwater requirements for the plant. In this case, additional water will be obtained from the north and south freshwater reservoirs upstream of the tailings storage facility.

The source of water supply for the construction camp and, later, the plant site potable water systems is an array of eight deep wells south of Omega Gulch, near Crooked Creek. Potable water for the permanent accommodation complex will be supplied from another array of four wells approximately 2.4 km southwest of the camp.

Donlin Creek – Markets

The marketing plan is for the members of Donlin Creek LLC to take in kind their respective shares of the gold production, which they can then sell for their own benefit. Under the agreement, the manager shall give the members prompt notice in advance of the delivery date upon which their respective shares of gold production will be available.

Since there are a large number of available gold purchasers, the members should not be dependent upon the sale of gold to any one customer. Gold can be sold to various gold bullion dealers or smelters on a competitive basis at spot prices.

Spot prices are determined by open markets. The “London Gold Fixing” is the procedure by which the price of gold is set on the London market by five members of the London Gold Pool (who are all members of the London Bullion Market Association). The London Gold Fixing is designed to fix a price for settling contracts between members of the London bullion market but is internationally recognized as a benchmark for gold prices and is used in the pricing of the majority of gold products throughout the world’s markets.

It is expected that selling contracts for NovaGold’s share of the gold production will be typical of, and consistent with, standard industry practice, and be similar to contracts for the supply of doré elsewhere in the world.

Donlin Creek – Taxation

Taxes that may be levied on the project can be summarized as follows:

  Federal Income Tax – the greater of the U.S. Regular Tax of 35% or Alternative Minimum Tax of 20%.
  Alaska State Income Tax – 9.4% of income over US$90,000.
  Alaska State Mining License Tax – 7% of taxable mining income, less depletion. There is a 3.5-year tax holiday on the mining license tax.

Income tax becomes payable after deductions for capital allowances.

Donlin Creek – Cost Estimates

The feasibility study capital cost estimate was developed in accordance with Association for the Advancement of Cost Engineering (“AACE”) Class 3 requirements, consisting of semi-detailed unit costs and assembly line items. The level of accuracy for the estimate is ±15% of estimated final costs, per AACE Class 3 definition.

Costs expressed in third-quarter (“Q3”) 2008 U.S. dollars were subsequently de-escalated using a de-escalation model to adjust the estimate to fourth-quarter (“Q4”) 2008 U.S. dollars. No allowances are included for escalation through construction, interest during construction, taxes or duties.

The de-escalation model determines potential savings to the project due to the global recession and downturn of the world economies since the Q3 2008 pricing. There was a significant reduction in world commodity prices in Q4 2008, particularly in metal prices within the mining industry. Costs in the estimate that were priced in either Q4 2008 or January 2009 U.S. dollars were not included in the de-escalation model. The model provides a Monte Carlo-type simulation that also includes currency impacts. The model looks at the minimum line and the base line estimate (Q3 2008 U.S. dollars) as the maximum. The result, depending on which probability factor is used, will determine the outcome. A probability factor (P50) was used for de-escalation in the estimate.

The total estimated cost to design and build the project is US$4,481.0 million, including an owner-provided mining fleet and self-performed pre-production mine development. Sustaining capital requirements total US$803.0 million. These estimates will be updated with the feasibility revision scheduled for completion in the second half of 2011.

Donlin Creek – Financial Analysis

In the 2009 Donlin Technical Report, the overall economic viability of the project was evaluated by both discounted and undiscounted cash flow analyses, based on the engineering studies and cost estimates discussed in this study. Assumptions in the model comprised:

  For discounted cash flow (or NPV) purposes, the model is based from January 1, 2009. Estimates were prepared for all the individual elements of cash revenue and cash expenditures for ongoing operations.
  Estimated cash flows from revenue are based on a gold price of US$725/oz as provided by Donlin Creek LLC, which is the price used for reporting the 2008 mineral reserves. The pit has also been optimized at the same gold price of US$725/oz. At the effective date of the 2009 Donlin Technical Report, gold was trading at around US$950/oz.
  Recovery is estimated to average 89.5% over the LOM based on work and testing performed for feasibility study and feasibility study update purposes.
  Doré refining and shipping charges were estimated at US$0.95/oz based on actual refining charges for Barrick’s Goldstrike operations and a quotation for transportation and insurance costs from the Donlin Creek mine site to a U.S.-based refinery. An additional 0.1% of gold produced from the mine is included in refining costs. This amount represents the refiner’s estimate of the loss of gold that will occur during the refining process.
  The current hydrometallurgical process selection renders any contained silver into a greater refractory state, which provides less than 10% silver recovery through standard metal leaching. As a consequence, no silver credit was applied to the project.
  Assets will be sold over the course of the mine life, when they are no longer required for project-based work, as well as at the end of the mine life. Total recovered value from these sales is estimated at US$33 million.
  Reclamation and closure costs were estimated at US$96.0 million and are primarily incurred in the first five years after the mine closes (2035 to 2039), although some expenditures begin immediately after construction and during operations with concurrent reclamation. The funding amount that is required to generate sufficient cash flow to cover costs for tunnel construction from Anaconda Creek to Crevice Creek, employee severance payments, capital to construct the WTP for perpetual water treatment, and associated facility and access maintenance, as well as closure costs, is estimated at US$7.44 million provided annually over the three-year construction and 20+ year LOM, for a total of US$179.0 million.
  During the non-shipping season (October through May), the project-owned barging fleet will be leased for other haulage uses. The total net revenue determined from this leasing arrangement is estimated at US$166.0 million. Of this amount, US$10.0 million earned during preproduction was credited against initial capital costs. The remaining US$156.0 million is credited against operating costs.
  Inventory, including 85% of consumables, is included in the financial model as cash outflows in the year before start-up of operations. Other warehouse inventory, excluding capital spares, is estimated at approximately US$25.3 million by Donlin Creek LLC and was developed from first principles based on the value and quantity drivers of warehouse inventory held by Barrick’s Goldstrike operation.

According to the 2009 Donlin Technical Report, the project is expected to generate net cash flows of US$1.1 billion and yield an IRR of 2.3%, under a long-term gold price assumption of US$725/oz. The base case NPV (5%) of the project is negative US$733.0 million. At US$1,000/oz (Alternative Case 2) the project has an NPV (5%), after tax, of US$1,674.0 million and an after-tax IRR of 10.2% .

From the base case of gold at US$725/oz and oil at US$75/barrel, each US$1/barrel increase in the price of oil requires approximately a US$1.50/oz increase in the price of gold to offset the impact. The base case gold price assumed in the sensitivity analysis is US$725/oz. For the purposes of the sensitivity analysis, Donlin Creek LLC assumed that the project sensitivity to changes in gold grades was mirrored by the sensitivity of the project to changes in the gold price. These estimates will be updated in the feasibility revision scheduled for completion in the second half of 2011.

Donlin Creek – Current Activities

During 2010, expenditures at the Donlin Creek project totaled approximately US$42.9 million, with 50% contributed by NovaGold. In 2010, Donlin Creek LLC initiated a study for a potential natural gas pipeline from Cook Inlet to the project site. Donlin Creek LLC worked with multiple regulatory agencies, consultants and contractors to complete the field season, initiating environmental baseline and engineering studies along the proposed 315-mile pipeline corridor. Donlin Creek LLC’s approved budget for 2011 is approximately $41 million, with 50% contributed by NovaGold. Key deliverables of the 2011 program are completion of a natural gas pipeline feasibility study; a revision to the overall project feasibility study incorporating the results of the natural gas pipeline study; and completion of initial environmental baseline studies along the proposed pipeline corridor. Other key deliverables of the 2011 program are updating the project description and draft permit application documents and submission of draft permit applications following completion of the revised project feasibility study.

Galore Creek Project, British Columbia

Galore Creek Partnership

On August 1, 2007, the Company formed a partnership with Teck (the “Galore Creek Partnership”) giving each of NovaGold and Teck a 50% interest in the Galore Creek project. The activities of the Galore Creek Partnership are being conducted by GCMC, an independent entity controlled equally by NovaGold and Teck. Under the original agreement, the Company contributed its assets in the Galore Creek project to the Galore Creek Partnership and Teck was to fund an initial contribution after which both partners would be equally responsible to fund the project going forward. In addition, under the terms of the original partnership agreement, the Company would receive up to US$50.0 million of preferential distributions once Galore Creek was fully operational, if partnership revenues exceeded certain established targets in the first year of commercial production.

On November 26, 2007, the Company announced that NovaGold and Teck had reached the decision to suspend construction activities at the Galore Creek project. In light of these developments, NovaGold and Teck amended the terms of Teck’s earn-in obligations in connection with Galore Creek. Under the amended arrangements, Teck’s total earn-in was approximately $403.0 million and the Company was to receive up to US$25.0 million of preferential distributions once Galore Creek became fully operational, if Partnership revenues exceeded certain established targets in the first year of commercial production. Teck’s sole funding of project costs incurred after August 1, 2007 was to total $264.0 million, and Teck agreed to invest an additional $72.0 million in the Galore Creek Partnership to be used over the next five years, principally to reassess the project and evaluate alternative development strategies. NovaGold and Teck were to fund the next $100.0 million of project costs one third and two thirds respectively, and would fund costs proportionately thereafter.

On February 11, 2009, NovaGold and Teck agreed to further amend certain provisions of the Partnership Agreement relating to the Galore Creek project. The agreement confirms that NovaGold and Teck each continue to hold a 50% interest in the Galore Creek Partnership. Under the amended agreement, Teck agreed to fund 100% of Galore Creek costs until the total amount contributed by Teck after November 1, 2008, together with approximately $15.8 million previously contributed by Teck on optimization studies, equalled $60.0 million. Teck would have a casting vote on the Galore Creek Partnership’s Management Committee with respect to the timing and nature of expenses to be solely funded by it. Following Teck’s $60.0 million contribution, all further costs at Galore Creek will be funded by Teck and NovaGold in accordance with their respective Galore Creek Partnership interests and there will no longer be any casting vote for either party. The new funding arrangements replace the funding arrangements agreed by Teck and NovaGold in November 2007.

At November 30, 2010, the Galore Creek Partnership had cash of $1.6 million and Teck had approximately $13.2 million remaining in project contributions to earn its 50% interest in the project. At the Galore Creek project, GCMC has an approved 2011 budget of approximately $12.3 million to focus on community engagement and complete the pre-feasibility study. Based on the 2011 budget it is anticipated that Teck will complete its funding by mid-2011. Depending on the results of the pre-feasibility study, GCMC may consider resuming road construction activities and move into feasibility and permitting activities to advance Galore Creek toward a construction decision. A preliminary budget has been discussed and would be refined for these activities at the time a decision is made to proceed, and NovaGold will start contributing its 50% of funding once Teck complete its earn-in.

Except for the information under the headings “Galore Creek – Current Activities” or as otherwise stated or implied, the information in the following sections is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report, British Columbia – Canada” dated January 25, 2008 (the “2008 Galore Technical Report”) prepared by Kevin Francis, P.Geo., who is a Qualified Person as defined in NI 43-101. The 2008 Galore Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2008 Galore Technical Report which is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Galore Creek – Property Description and Location

The Galore Creek property is a large copper-gold-silver project located in northwestern British Columbia. The main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, contains most of the project’s known resources. Under an option agreement originally with subsidiaries of Rio Tinto plc and Anglo American plc, the then shareholders of Stikine Copper Limited, the owner of the core mineral claims at the Galore Creek project, NovaGold could acquire 100% of such company. On June 1, 2007, the Company completed the exercise of its option pursuant to the Galore Creek Option Agreement to purchase 100% of Stikine Copper Limited by paying the final US$12.5 million of a US$20.3 million purchase. NovaGold’s financial earn-in requirements under the Galore Creek Option Agreement were satisfied and all of Stikine Copper’s assets were purchased by NovaGold and have been transferred to the Galore Creek Partnership.

Under the Copper Canyon Option Agreement, NovaGold had the option to acquire up to an 80% interest in the Copper Canyon property, which is immediately east of the main Galore Creek property. An initial 60% interest could be earned by expending $3.0 million on the property, issuing 296,296 common shares of NovaGold (all of which have been issued) and making property payments of up to $0.25 million. An additional 20% interest in the property could be earned by paying $1.0 million and completing a feasibility study by September 2011. On November 14, 2007, the Company provided notice to Copper Canyon Resources Ltd. (“Copper Canyon”) that it had completed its earn-in requirements to earn a 60% interest in the Copper Canyon property. On February 12, 2008, NovaGold notified Copper Canyon that it would not exercise the second option for an additional 20% interest in the Copper Canyon property and, upon such notice, was deemed to have formed a joint venture with Copper Canyon to develop the property. The Copper Canyon property is subject to a 2% NSR royalty which may be reduced to 0.5% by the payment of $2.0 million to the royalty holder.

On December 20, 2010, NovaGold announced its intention to offer to purchase all of the issued and outstanding common shares of Copper Canyon. Under the terms of the offer, each holder of Copper Canyon common shares would receive 0.0425 of a NovaGold common share for each Copper Canyon common share properly deposited under the offer. NovaGold subsequently filed and mailed its Offer to Purchase and Circular on January 18, 2011. The offer is open for acceptance until 5:00pm Eastern time on February 23, 2011, unless extended. Given the difficult topography, the small size and inferred category of the known resources and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and not anticipated to be part of the mine plan for Galore Creek.

On February 13, 2006, the Company announced that it had entered into a comprehensive agreement with the Tahltan Nation for their participation in, and support of, the development of the Galore Creek project. Financial contributions will be made by GCMC to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. Trust Fund payments are currently $250,000 annually during this period of review and care and maintenance, and will increase to $500,000 annually should full-scale construction resume. During mine operations, Trust Fund payments are guaranteed to be no less than $1.0 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1.0 million or a 0.5 to 1.0% NSR royalty each year.

Dease Lake
BRITISH COLUMBIA
Galore Creek & Copper Canyon Deposits
Canada
USA
Hwy 37
Stewart
Nissga Hwy
Hwy 37
New Aiyansh
Hwy 16
Smithers
Terrace
N
6500000
6400000
6300000
6200000
6100000
6000000
270000
370000
470000
570000
670000
0 25 50 100
Km
UTM NAD83 Zone 9
NovaGold Canada Inc.

Galore Creek – Mineral Tenure

On May 23, 2007, NovaGold and Teck announced a 50/50 partnership to develop the Galore Creek property. On August 1, 2007 the Galore Creek Partnership was established to develop the Galore Creek mine and created GCMC, a jointly controlled operating company. In October 2007, all Galore Creek claims held by NovaGold Canada Inc. were transferred to GCMC. GCMC currently holds 118,912 hectares (293,838 acres) of British Columbia provincial mineral claims in 264 tenures. Included in this total are the five Grace claims that were acquired by GCMC from Pioneer Metals Corporation on December 3, 2007. At the adjoining Copper Canyon property the NovaGold/Copper Canyon joint venture holds 12 claims totaling 11,344 hectares (28,032 acres).

Galore Creek – Accessibility and Climate

The property is located approximately 200 km north of Stewart, BC and 96 km northeast of Wrangell, Alaska, the two closest communities with tidewater facilities. The town of Smithers, 370 km southeast, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver, BC. Galore Creek and the Scud River are part of the tributary system of the Stikine River, an international waterway which drains an area of 49,000 square km. Helicopter is the present means of access to the Galore Creek property. The Bob Quinn airstrip on the Stewart-Cassiar Highway is located approximately 75 km east of Galore Creek and has been used as the staging area for project mobilization and demobilization.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. Summer temperatures may be above

20°C and minimum winter temperatures may fall below -20°C. Average annual precipitation is 200 cm with approximately 70% of this falling between September and February, mainly as snowfall. Elevations on the property range from 500 to 2,080 meters above sea level. The terrain over the central and northern portions of the property is gentle and rolling, and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1,100 meter level. Below that, forests are made up of Balsam fir, Sitka spruce and a few cedar. Higher up the valley, the moraines are bare to sparsely overgrown by subalpine vegetation. The project is currently isolated from power and other public infrastructure. Sufficient space is available on site for the various facilities required for a mining operation, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

Galore Creek – Geological Setting

The main Galore Creek deposits lie in Stikinia, an accreted terrain composed of tectonically juxtaposed Mesozoic volcano-stratigraphic successions. The eastern boundary of the Coast Plutonic Complex lies about 7 km west of the claim block. A suite of multiphase syenite intrusions cuts a section of flysch-basin sedimentary strata and alkaline volcanic rocks of the middle to upper Triassic Stuhini Group. The intrusive suite, centered in the West Fork area, forms a north-northeast-trending belt 5 km long and 2 km wide and contains stocks, dikes and extensive sills. The presence of numerous sub-volcanic syenite sills indicates that the intrusions formed at a structurally high level. The spatial and temporal association of the chemically similar intrusive and extrusive igneous rocks indicates that the Galore Creek area is probably an eroded volcanic center. The Galore Creek intrusions commonly follow two orientations, one northwest and the other northeast. Post-intrusion and post-ore faulting follows these same orientations. Regionally, the Stuhini section shows broad open folding. The mineralized section is less deformed, so it is unclear whether the deformation occurred prior to, during, or subsequent to mineralization.

Copper Canyon, a satellite copper-gold resource located 6 km east of the Central Zone, shares a number of geological and geochemical similarities with the main deposits, including the occurrence of identical dike-rock types, a similar sulfide suite and occurrence within the same host volcano-stratigraphic succession. Regional stratigraphic relationships suggest that Copper Canyon represents a different but coeval volcanic edifice.

Galore Creek – Alteration and Mineralization

Mineralization at Galore Creek occurs primarily in altered Triassic alkalic lavas, volcano-sedimentary strata and, to a lesser degree, in alkalic intrusions. Twelve copper-gold-silver mineralized zones have been identified on the property. Alteration mineral assemblages at Galore Creek are somewhat unique due to the near total lack of quartz in the volcanic and intrusive host rocks. In general, the center of the district shows potassic alteration, including potassium-feldspar, biotite and magnetite, with local concentrations of garnet. Copper-sulfides are most closely associated with secondary biotite and magnetite. A propylitic assemblage, including epidote, chlorite and pyrite occurs outboard of the potassic assemblage.

Most of the mineralized zones contain evenly disseminated copper-sulfide with little apparent control by stockwork or larger scale veining. The sulfide assemblage generally includes chalcopyrite, bornite and pyrite. Uncertainty exists whether the pyrite is auriferous, but strong magnetite commonly occurs within gold-enriched zones. Higher gold values occur at the northern and southern ends of the Central deposit. These higher gold values generally occur along with elevated concentrations of bornite. Locally, as in the West Fork area, massive magnetite-bornite-chalcopyrite mineralization contains bonanza grades (>20% copper with significant precious metal values).

Mineralization at Copper Canyon occurs primarily in a sub-volcanic syenite intrusive complex. This host lithology defines the primary difference from the main Galore Creek deposits. Chalcopyrite forms the primary sulfide mineralogy; bornite is rare. As at Galore Creek, mineralization is evenly disseminated and shows no apparent association with veining. The periphery of known mineralization contains elevated gold/copper ratios along with relatively higher concentrations of pyrite. Copper mineralization appears to occur as an annular zone around a barren fluorine-rich diatreme breccia.

Galore Creek – Metallurgy

The sulfide minerals at Galore Creek are predominately gold- and silver-bearing chalcopyrite, bornite and pyrite. A primary grind of 80% passing 150 microns provides sufficient rougher flotation liberation to separate the copper minerals from the pyrite and gangue. At this grind, the majority of the gold is either free or associated with the copper sulfides. The proposed treatment process uses conventional flotation to produce a precious-metal-bearing copper concentrate.

The Galore Creek project has been the subject of several metallurgical studies since the 1960s. Early work by Kennecott Corporation (“Kennecott”) culminated in 1967 with a continuous pilot plant mill test. The pilot plant processed a 50-ton bulk sample mined from a short adit across the Central Zone of the deposit. The pilot plant confirmed the results of earlier bench-scale testing. The bulk sample assayed 1.28% copper of which 96% was recovered into a 25% copper concentrate. The indicated gold and silver recoveries from the sample were 63.9% and 84.5% respectively. Kennecott followed up in 1992 with additional bench testing using four composites taken from the then newly discovered Southwest Zone as well as two new composites from the Central Zone. The object of this study was to determine the amenability of the composites to the flow sheet developed previously and to determine if gold recovery could be significantly improved. It was found that both gold recoveries and copper concentrate grades for the Central Zone were higher than those indicated for the Southwest Zone. This was attributed to the higher pyrite content in the Southwest Zone and the association of at least part of the gold with pyrite. Overall copper and gold recoveries to a 25% copper concentrate averaged 90% and 58%, respectively.

NovaGold’s work in 2003 and 2004 consisted of further bench tests. The program included verification of the flow sheet, determination of grindability, modal analysis of flotation feed and products, gravity concentration, and batch rougher and cleaner flotation tests. The 2003 work was carried out on four 50-kg samples selected from the 2003 higher grade drill intercepts in the Central and Southwest Zones. The 2004 work was carried out on eight 50-kg samples selected from various locations from within the Central, Southwest, Junction, West Fork and Copper Canyon Zones.

The following is a summary of the key observations from the 2003/2004 work:

  Comparative ball mill work indices carried out on 28 samples averaged 13.5 kWh/t.
  Copper and gold were readily recovered using a simple flotation scheme and standard reagents for copper.
  A primary grind of 80% passing 150 microns was sufficient for copper mineral and gold liberation.
  A significant fraction of gold was free and floated readily with the copper minerals.
  Gravity gold concentration appeared to have limited additional benefits as the gold was readily recovered by flotation.
  Rougher concentrate required regrinding to a nominal 80% passing 40 microns for effective cleaning.
  A series of locked cycle flotation tests on the main ore types from within the Central, Southwest, Junction and West Fork Zones produced results in line with previous test work. An average head grade of 0.74% copper and 0.38 g/t gold produced 29% copper concentrate with copper and gold recoveries of 90.9% and 70.9%, respectively.

Metallurgical testing continued during 2005. A pre-feasibility level work program validated the flowsheet developed in the previous scoping level work. The flowsheet will comprise rougher flotation, regrind of rougher concentrate and three stages of cleaner flotation. The final concentrates appear readily marketable and had relatively low penalty elements. Fluorine and selenium concentrators were variable and could slightly increase the cost of processing at some smelters.

Galore Creek – Sampling and Assaying

Historically from 1963 to 1991, drill core in mineralized zones was generally sampled in 3-meter intervals. The samples were tagged then split in half using a mechanical splitter. One half of the core was returned to the core box and the other half shipped to an outside laboratory for analysis. The core returned to the boxes remains on site as a record of the hole. Much of the core from the Central Zone was re-assayed as part of the 1991 exploration program. No site-specific standards, blanks or field duplicate samples were used in any of the previous exploration programs.

Sampling and assaying procedures used by the Company have been overseen by qualified professional geologists. All drill core from the 2003 through 2007 programs, except intervals of overburden and till material, were sampled. Drill core sampling occurred within a minimum of 1-meter and a maximum of 3-meter intervals. The core was cut in half using a diamond saw. Half of the core was taken as a sample and submitted to ALS Chemex Labs in Vancouver, BC. The core that was returned to the box remains on site as a permanent record. In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 20 core samples. The placement of all control samples was essentially random within the 20-sample batch.

All assay analysis for the 2003 through 2007 programs was carried out by ALS Chemex Labs of Vancouver, BC. Upon arrival at the lab the samples were logged in a tracking system and the weight was recorded. The samples were then prepped by drying and the entire sample crushed. A 250g split was pulverized to >85% passing 75 microns. Sample analysis for gold content was conducted by 30g fire assay with gravimetric finish. Results were provided between 0.05ppm and 1,000ppm accuracy. Additional ICP analysis was conducted for 34 elements by aqua regia acid digestion and ICP-AES.

Sampling and assaying from 2007 through 2010 used the same protocols as described above.

Galore Creek – Project History, Drilling and Exploration

Drilling History
Since initial discovery of the Galore Creek property in 1960, 811 diamond drill holes totaling 220,985 meters have been drilled on the property. Most of this work has focused on the Central Zone, with lesser amounts of work on eleven other target areas. Some zones have received only reconnaissance drilling. During the 1970s, drilling was principally confined to the Central Zone but nine holes were also drilled on the North Junction Zone. Average core recovery in the Central Zone was between 75 and 85% with the poorest recovery at depths between 60 and 90 meters where abundant open sheet fractures were encountered. At depths below 90 meters core recovery approached 100%. In the North Junction Zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes. In 1989–1990, Mingold, an Anglo American subsidiary, drilled holes on the Southwest Zone (eight holes, 1,026 meters), the North Rim showing (six holes, 546 meters), the Saddle Zone (two holes, 226 meters) and two reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek Zones. Only six holes were drilled within the Central Zone itself.

The first drill program directed by NovaGold began in September of 2003, and consisted of eight core holes targeting four broad areas of the deposit: the North Gold Zone, South Gold Zone, Central Replacement Zone and Southwest Zone. Drilling was focused on understanding the zonation and gold variability of the deposit. This program was responsible for the discovery of new mineralization, known as the Bountiful Zone, found at depth below the South Gold Lens.

2006 Program
The 2006 drill program focused primarily on further definition of the deep Bountiful mineralization discovered in 2003, further resource definition along the western margin of the Central deposit and completion of condemnation drilling on the Grace claims in the planned tailings disposal site. The program drilled in excess of 36,200 meters in 67 drill holes and encountered significant new mineralization in the Bountiful Zone, in the high-wall of the Central deposit and down dip in the West Fork deposit. Additional geotechnical drilling in support of mine development was also completed.

Wide-spaced drilling in the Bountiful Zone defined a sub-horizontal zone occurring at roughly 300 meters depth and extending nearly 1,000 meters in the north-south direction and 700 meters in the east-west direction. Drilling indicates that typical widths in the Bountiful Zone are greater than 200 meters on average and up to 500 meters in a few exceptional intervals. Drilling at depth in the high-wall of the Central Zone extended mineralization from the North Gold lens approximately 250 meters to the west. Additional drilling in the Dendritic Creek area about 750 meters south of the North Gold lens shows limited mineralization to the west and likely the limited loss of some previously inferred mineralization. Drilling down dip along the north-dipping West Fork deposit continued to expand mineralization to depth and toward the Bountiful and Southwest deposits.

2007 Program
The 2007 drilling program for Galore Creek completed 15,000 meters of follow-up and exploration drilling. Targets concentrated on optimization of the mine schedule by targeting shallow moderate-grade resources that could displace low-grade stockpile material in years seven to nine of operations. Additional exploration focused on scoping potentially high-grade underground scenarios that could heighten the value of the project.

Drilling was carried out at three primary locations: Copper Canyon, the Grace Claims and the Lower Butte Zone. Drilling at the Lower Butte Zone suggests potential for resource additions. At the Copper Canyon deposit, drilling focused on testing up-slope historical soil anomalies, testing higher-grade targets discovered in 2006 and expanding on depth and lateral extensions of the current resource. As a result of the drilling at Copper Canyon, NovaGold has earned a 60% interest in the neighboring project. Significant additional drilling was completed to test the geotechnical characteristics of planned pit slopes, waste and tailings storage and water diversion facilities.

2008 Program
The 2008 diamond drilling program at Galore Creek was carried out between June 25, 2008 and September 17, 2008. The program consisted of nine diamond drill holes totaling 2,050 meters. The main objectives of the program were to obtain important acid base accounting (“ABA”) data in the Central, Southwest, North Junction and Junction pits, to confirm legacy grades in the Junction pit, and to collect metallurgical data in the Central pit for engineering design. Seven drill holes totaling 1,297 meters targeted gaps in the ABA model, specifically along the pit boundaries of the Central (South Gold Lens), Southwest and North Junction pits and within the core of the Junction pit. Two drill holes totaling 752 meters were drilled for the purpose of collecting metallurgical data in the chalcopyrite-rich Central Replacement Zone and the chalcopyrite-bornite-rich North Gold Lens.

2009 Program
There was no exploration program during 2009.

2010 Program
There were 9 drill holes, totaling 2,803 metres drilled into the Central Zone during 2010 for resource infill and metallurgical testing purposes. The results of these holes will be included in the preliminary feasibility study underway by GCMC and expected in the second quarter of 2011.

Galore Creek – Resource Estimate

The resource estimate for the Galore Creek project was updated in 2008 by NovaGold to reclassify the proven and probable reserves as measured and indicated resources and to update the inferred resource estimate. Drilling between 2007 and 2010 has not yet been disclosed but is not material and will be disclosed in conjunction with the preliminary feasibility study underway by GCMC, which is expected to be completed in Q2 2011.

The scientific and technical information regarding Galore Creek in this Annual Information Form is based on the technical report titled “Galore Creek NI 43-101 Technical Report – January 25, 2008” prepared by Kevin Francis, P.Geo., Vice President Technical Services, a Qualified Person as defined by NI 43-101.

The measured and indicated resource now totals 786 million tonnes grading 0.52% copper, 0.29 g/t gold and 4.9 g/t silver for a total metal content of 8,926 million pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver at a cut-off grade of 0.21% copper-equivalent (“CuEq”).

The updated inferred resource, including NovaGold’s 60% interest in the Copper Canyon project, now totals 411 million tonnes grading 0.38% copper, 0.25 g/t gold and 4.6 g/t silver for a total metal content of 3,450 million pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver at a cut-off grade of 0.21% CuEq for Galore Creek and 0.60% CuEq for Copper Canyon.

Unless stated otherwise, the summary tables below show resources at a CuEq cut-off grade of 0.21% . Copper equivalent grades are based on both long-term average metal prices and estimated recoveries using extensive metallurgical data from the Galore Creek resource area. Significant mineralized material exists beyond the current resource conceptual pit and is the focus of ongoing delineation drilling.

Galore Creek Measured, Indicated and Inferred Resource Estimate(1)(2)
Effective Date January 25, 2008

Resource Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(3) (%)	Copper (M lbs)	Gold (M ozs)	Silver (M ozs)
Measured	4.7	0.5	0.4	4.4	0.8	54.1	0.1	0.7
Indicated	781.0	0.5	0.3	4.9	0.7	8,872.3	7.2	122.4
Measured + Indicated	785.7	0.5	0.3	4.9	0.7	8,926.3	7.3	123.1
Inferred(4)	411.4	0.4	0.3	4.6	0.6	3,450.3	3.3	60.9

(1)	Measured and indicated resources shown on a 100% basis, of which NovaGold owns a 50% interest.
(2)	Rounding errors may occur.
(3)

Copper-equivalent (CuEq%) calculations use metals prices of US$1.55/lb of copper, US$650/oz of gold and US$11/oz of silver. Copper- equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.

(4)

Galore Creek inferred resource is tabulated at a 0.21% CuEq cut-off grade and are shown on a 100% basis, of which NovaGold owns a 50% interest. Copper Canyon inferred resource is tabulated at a 0.60% CuEq cut-off grade and are shown on a 100% basis, of which NovaGold owns a 60% interest. The Copper Canyon resource estimate was prepared by Erin Workman, P.Geo. for NovaGold, a Qualified Person as defined by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

A rigorous quality control and quality assurance protocol has been used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, BC, Canada.

Galore Creek – Construction

On June 5, 2007, NovaGold announced that it had received the necessary Federal and Provincial authorizations and permits to allow NovaGold’s Board of Directors to approve the start of construction at Galore Creek. Board approval for construction activities was contingent on receiving full Provincial and Federal authorization for the project. Federal authorization was posted to the Canadian Environmental Assessment Registry on June 4, 2007.

On July 31, 2007, the Provincial Government announced the issuance of a Mines Act permit for the Galore Creek project for construction of the access tunnel. An interim permit issued on July 4, 2007 authorized limited blasting to prepare and stabilize the rock face of the tunnel, as well as preparatory work for the sediment ponds. Receipt of the new permit authorized completion of the access road and tunnel and allowed for the start of earthworks in the Galore Creek Valley.

Galore Creek – Construction Suspension

On November 26, 2007, the Company announced that NovaGold and Teck had reached the decision to suspend construction activities at the Galore Creek project. A review and completion of the first season of construction indicated substantially higher capital costs and a longer construction schedule for the project. This, combined with reduced operating margins as a result of the stronger Canadian dollar, would make the project, as conceived and permitted, uneconomic at then consensus long-term metal prices. NovaGold and Teck continue to view the property as a substantial resource and are working to identify an alternative development strategy that may allow for the resumption of construction.

Prior to the suspension of construction, substantial work was completed at Galore Creek, including clearing 80% of the 135-kilometer road right-of-way, completing 66 kilometers of pioneer road, installing a number of key bridges and initiating work on the road access tunnel into the Galore Creek Valley. During the construction suspension and optimization period, the partners have maintained and intend to continue to maintain the existing infrastructure.

A new, highly seasoned, Galore Creek leadership team was appointed in early 2008. This team commenced an aggressive review of the project with the objective of identifying an alternative development strategy that would allow the partners to resume construction and advance Galore Creek toward production. While permits granted for the original project design remain in place, the alternative project design will require new or additional permits before construction can resume.

Galore Creek – Environmental Assessment and Permitting

The Galore Creek environmental assessment process was initiated in February 2004. As part of the environmental assessment review process, a series of public meetings was held in various communities in the Galore Creek region, with the public and regulator comment periods running from July 10, 2006 to September 8, 2006 and September 22, 2006, respectively. The Tahltan Central Council, which was actively engaged in the entire assessment process, submitted their comments to the British Columbia Environmental Assessment Office on October 18, 2006, including a letter of support from the Chair of the Tahltan Central Council. The permitting process for Galore Creek progressed as expected resulting in the receipt of the BC Provincial Environmental Assessment Certificate in February 2007. Federal authorizations were received during Q2-2007.

Although construction at the Galore Creek project was suspended in late 2007, the Canadian Federal and Provincial authorizations to proceed in accordance with the feasibility plan remain in good standing as do the majority of key permits required to continue construction. Since re-engineering activities have resulted in substantial changes in the location of critical infrastructure and key aspects of project design, many of these authorizations will require amendment before full-scale construction could restart.

Galore Creek – Current Activities

Given the continued strength of the copper market, GCMC has undertaken a more aggressive program in 2010 to advance the project towards a construction decision. NovaGold plans to release the results of a pre-feasibility study in Q2 2011 that will use higher copper and gold prices than used in previous studies and an optimized project design. Depending on the results of the pre-feasibility study, GCMC may commence a feasibility study and permitting activities in 2011.

Ambler Project, Alaska

The information in this section has been reviewed and verified by Dr. Neal Rigby, CEng, MIMMM, PhD, and Russ White, P.Geo, each of whom is a “Qualified Person” as defined in NI 43-101.

Ambler – Property Description and Title

The Ambler project is located in the southern Brooks Range of northwestern Alaska, approximately 270 km east of Kotzebue, 35 km north of the village of Kobuk and 260 km west of the Dalton Highway. The current size of the property is approximately 65 km long x 8k m wide and comprises a total of 36,750 ha.

The Ambler property comprises 36,670 hectares (90,614 acres) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. The project land tenure consists of 1,230 contiguous claims, including 789 40-acre State claims, 347 160-acre State claims, 79 40-acre State select claims, 15 20-acre Federal claims and 272 acres of patented land. The Federal patented claim corners at the project were located by U.S. Government Surveys (“USGS”). NovaGold has used some of these points along with USGS benchmarks to survey drill collars in the district with an Ashtech ProMark2 Global Positioning System (“GPS”) unit. A third-party survey of drill collars has not been performed on the property. Rent for each claim is paid annually to the Alaska Department of Natural Resources. The project is located near the southern edge of the center of the claim block. Mineralization is interpreted to extend west and east and potentially north of the project area and is covered by claims in these directions.

Kennecott Exploration Company, Kennecott Arctic Company (collectively “Kennecott”) and AGC were parties to a joint venture agreement on the Project effective March 23, 2004. In this agreement, NovaGold could have earned up to 51% in the project subject to the completion by NovaGold of certain requirements.

On January 7, 2010, NovaGold and AGC purchased a 100% interest in the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. NovaGold issued to Kennecott 931,098 common shares valued at US$5.0 million, and agreed to make cash payments to Kennecott of US$12.0 million each in January 2011 and January 2012. The January 2011 payment was made. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10.0 million. The agreement terminated the exploration agreement between NovaGold and Kennecott dated March 22, 2004, as amended, under which NovaGold had the ability to earn a 51% interest in the Ambler property.

Ambler – Accessibility, Climate, and Physiography

There is no developed surface access to the project area. Primary access is by air using both fixed wing aircraft and helicopters. There are four well-maintained, approximately 1,500-meter long gravel airstrips capable of accommodating charter aircraft. These airstrips are located 66 km west at Ambler, 46 km southwest at Shungnak, 36 km southwest at Kobuk and 32 km southwest at Dahl Creek. From these points of fixed wing access, helicopter use is required to access the Project site and transport personnel, equipment and supplies. A one-lane dirt track suitable for high-clearance vehicles or construction equipment links the project site to the Shungnak River Camp and the Arctic airstrip. River access to Ambler, Shungnak and Kobuk by barge is occasionally possible via the Kobuk River from Kotzebue Sound via Hotham Inlet. The center of the project area is 263 km east of the town of Kotzebue, 36 km northeast of the village of Kobuk, 260 km west of the Dalton Highway, and 480 km northwest of Fairbanks. All distances are direct by air.

The climate in the Ambler district is typical of a sub-arctic environment. Weather conditions change suddenly during the field season and can vary significantly from year to year. During the field season average high temperatures range from 4 to 18°C, while average lows range from -2 to 10°C. Record high and low temperatures during the regular field season are 29 and -17°C, respectively. The winter months are long and cold as the property is blanketed by snow and ice. During this time, snow cover allows for increased access to the property by snow machine, track vehicle or by fixed wing aircraft. Winter temperatures are routinely below -28°C and can exceed -51°C. Annual precipitation in the region is 546.1 mm with the most rainfall occurring from July through October and the most snowfall occurring from December through April.

The project is located along the south side of the Brooks Range in Alaska. The project is located on the east side of Subarctic Creek straddling a 970-meter ridge between Subarctic Creek and the Kogoluktuk River Valley. Subarctic Creek is a tributary of the Shungnak River. The project area is marked by steep and rugged terrain. Elevations range from 30 meters above mean sea level (“amsl”) at Ambler, Alaska along the Kobuk River to 1,180 meters amsl on the peak immediately north of the project area. Nearby surface water includes Subarctic Creek, both the Shungnak and Kogoluktuk Rivers, the Kobuk River and numerous small lakes. The Kobuk Valley marks the transition zone between boreal forest and arctic tundra, and permafrost is widespread.

Spruce, birch and poplar can be found in better drained portions of the valley, with lichen and moss covering the ground. Willow and alder thickets as well as isolated cottonwoods follow drainages, and alpine tundra is found on the higher slopes and ridges. Because of the remote location of the project, infrastructure, specifically transport of material and personnel to and from the project and power, are the largest cost items. There is no developed surface access to the project area and no power infrastructure near the project area.

Ambler – History and Exploration

Prospectors came up the Kobuk River into the Ambler Lowlands and parts of the Brooks Range around 1900. Several small gold placer deposits in the Cosmos Hills were discovered and worked intermittently. A second wave of prospectors returned to the region after World War II looking for gold, uranium and copper. Copper mineralization was observed at Ruby Creek in 1905, but not much work occurred there until its rediscovery by Rhinehart Berg in the 1940s. By 1957, Berg exposed significant amounts of high-grade copper mineralization. At this time Bear Creek Mining Corporation (“BCMC”), the exploration subsidiary of Kennecott, optioned Ruby Creek from Mr. Berg. The project came to be known as Bornite. Kennecott later began underground development at Bornite, but an attempt to mine the discovery was short lived.

BCMC conducted regional exploration of the Cosmos Hills and the southern Brooks Range while drilling extensively at Ruby Creek. Stream silts sampling in 1963 revealed a 1,400ppm Cu anomaly in Arctic Creek. This anomaly contributed to discoveries of massive sulfide at Arctic and Dead Creeks in 1965. In 1967, eight core holes were drilled at Arctic Creek yielding impressive massive sulfide intercepts over a strike length of 460 meters. BCMC intermittently conducted exploration programs on the project from August 1967 to 1998. Over that span, 92 holes were drilled at the project, including 14 large-diameter metallurgical holes, totaling 17,572 meters. No drilling or additional exploration on the project was conducted between 1998 and 2004.

In addition to drilling on the project, BCMC continued their exploration of other prospects in the Ambler District. In 1993, Kennecott Minerals, the successor of BCMC, began to re-evaluate the project. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed in 1990 and an updated resource was estimated from the block model. The result was an internal historical estimate of an inferred resource of 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au. This historical resource estimate pre-dates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on.

Exploration on the project was intermittent between the discovery of Arctic in 1965 through to 1998. From 1998 until 2003, there was no work performed on the project. NovaGold entered into negotiations with Kennecott to explore its Ambler land position in mid-2003. Negotiations were completed and a joint venture agreement signed on March 23, 2004.

Exploration activities at Arctic have been performed within industry standards using appropriate models and techniques for a VMS target. NovaGold advanced the Ambler project significantly from 2004 to 2007, completing nearly 3,000 meters of core drilling in 2007 alone. Two exploration holes identified the existence of a deeper limb of a recumbent fold structure containing the same stratigraphy as the Arctic massive sulfide deposit. These drill results outline an area of approximately 4.5 square km of productive stratigraphy within drill depth below and adjacent to the Arctic deposit. For comparison, the footprint of the Arctic deposit is only 0.75 square km. Clearly exploration potential remains in this district.

Ambler – Geological Setting

The Ambler district centers around both VMS deposits and carbonate-hosted Cu+/-Zn deposits hosted by Paleozoic metasediments and volcanics along the southern flanks of the Brooks Range. The Ambler project focuses on the VMS deposits and prospects that occur in a metamorphosed formation of Devono-Mississippian volcanic and volcanoclastic sediments known as the Ambler sequence. These rocks are mapped along a 100 km long belt of exposures and lie within a much thicker section of schistose pelitic rocks, the Anirak schist. These rocks, together with younger schist and phyllite and older metaclastic rocks comprise the Ambler schist belt and were deposited in a back-arc submarine setting along a cratonic margin. The Ambler sequence represents a period of tectonic extension accompanied by volcanism and hydrothermal activity resulting in deposition of the VMS deposits.

The base of the Ambler sequence consists of meta-calcarenite, limestone and quartzite and grades up to calcareous graphitic schist and pillowed basaltic lava flows. Quartz muscovite schist and graphitic schist cap this and host much of the sulfide mineralization in the district. These sediments are capped by a “button” schist unit in which albite metamorphic overgrowths overprint re-sedimented pyroclastic ejecta shed into the deeper water setting. Variable accumulations of metagreywacke and silicic volcanoclastic detritus grade upward in to Anirak schist. Variable thicknesses of stratigraphic units suggest local syndepositional faulting which may have focused hydrothermal activity. The Ambler sequence underwent two periods of intense, penetrative deformation. Sustained upper greenschist-facies metamorphism and associated folding has resulted in the deformed and folded geometries of the host rocks.

Ambler – Mineralization

The mineralization at the project and within the Ambler District consists of Devonian age, polymetallic (Zn-Cu-Pb-Ag) VMS occurrences. VMS deposits are formed by and associated with sub-marine volcanic-related hydrothermal events. These events are related to spreading centers such as fore arc, back arc or mid-ocean ridges. VMS deposits are often stratiform accumulations of sulfide minerals that precipitate from hydrothermal fluids on or below the seafloor. These deposits are found in association with volcanic, volcaniclastic and/or siliciclastic rocks. They are classified by their depositional environment and associated proportions of mafic and/or felsic igneous rocks to sedimentary rocks.

Mineralization occurs as stratiform semi-massive to massive sulfide beds. The sulfide beds average 4 meters thick but vary from less than 1 to 18 meters thick. All of the zones of mineralization are within an area of roughly 1 km2, with average zone length ranging from 600 to 850 meters and width ranging from 350 to 700 meters. Depths of known mineralization extend to approximately 250 meters below the surface. Host rocks are primarily graphitic chlorite schists and fine-grained quartz sandstones.

Mineralization is predominately coarse-grained sulfides consisting mainly of chalcopyrite, sphalerite, galena, pyrite and pyrrhotite, and may or may not include tetrahedrite. Tetrahedrite-tennantite, electrum and enargite are also present in minor amounts. Pyrite is commonly associated with the massive sulfide horizons, and pyrrhotite and arsenopyrite are present in lesser amounts. Gangue minerals associated with the mineralized horizons include quartz, barite, white mica, black chlorite, calcite, and dolomite while talc is common in the footwall.

Ambler – Drilling

The 2004 drilling focused on the project area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. Eleven holes totaling 2,996 meters were drilled. Significant mineralized intervals were encountered in eight of the eleven holes drilled in the program. The twin and in-fill drilling confirmed previously drilled intervals of base-metal mineralization. The results of the 2004 drilling program showed a high degree of variability in thickness and grade within areas of the deposit. Drill holes designed to test extension of the ore deposit failed to extend significant ore grade mineralization.

Frontier Geosciences, Inc. was contracted to complete down hole probing of selected holes at the Project. They also completed a large loop TDEM survey over the Project area. Because mapping indicated permissive stratigraphy coincident with the airborne anomaly west of Riley Ridge, Frontier completed an additional TDEM loop survey over the anomaly core. NovaGold geologists completed geochemical sampling of all NovaGold core and spot sampling of much of the historical BCMC/Kennecott Minerals Arctic core.

Drilling in 2005 again focused on extending and confirming mineralization, particularly in the lower limb of the Arctic antiform at the project. Approximately 3,030 meters of core drilling was completed in nine holes and, although good mineralization was encountered in several holes, structural discontinuities appeared to limit expansion of mineralization to the south and east. Results suggested that the model remained open to the northeast and that the faulted off-root zone had yet to be identified.

During the 2006 field season, an additional 3,010 meters of drilling in 12 drill holes was completed. This drill program was focused on a more regional basis to extend existing mineralization and to identify new mineralized targets within the claim block. Field collar surveys were done with an Ashtech GPS survey system using postprocessing software to obtain survey coordinates. The Riley Vertical Angle Bench Mark was used as the base for all surveys in 2004. Final surveys are listed in the Ambler survey files. The majority of pre-2004 drill collars were also surveyed as part of data verification. Down-hole surveys were collected using a reflex camera. Individual survey readings were collected at the site; data was collected at 50-meter intervals from the bottom of the hole. Data were initially captured on paper and subsequently entered into an electronic spreadsheet. All data were incorporated into a single Access database.

The 2007 drilling program completed nearly 3,000 meters of core drilling in five holes. Two holes located a deeper limb of the complex fold containing the Arctic massive sulfide deposit, and show up to 10 meters of weak mineralization and chlorite-talc alteration 0.5 km north of the Arctic deposit. These drill results outline 4.5 square km of the Arctic horizon within drill depth below and adjacent to the Arctic deposit. An ongoing effort to gather and compile data for a new resource model for the project includes re-logging of historical drill core, detailed logging of individual ore intersections at 1:50 scale and work with hole-to-hole correlations.

All NovaGold drill core was logged, photographed and sawn, with half sent to the lab for analysis and half stored near the property. Core logging was done using metric measurements. Lithology and visual alteration features were captured on observed interval breaks. Mineralization data, including total sulfide (recorded as percent), sulfide type (recorded as a relative amount), gangue and vein mineralogy were collected for each sample interval with an average interval of approximately 2 meters. Structure data were collected as point data. Geotechnical data (core recovery, RQD) were collected along drill run intervals. Using the 2004 logging procedure as a guide, data from the earlier campaigns were taken from those drill logs and entered into the database, with a focus on mineralization information.

Drilling at Arctic has been performed within industry standards using appropriate methods and techniques for a VMS target. Multiple drill hole intersections have resulted in a reasonably accurate knowledge of the orientation of the mineralization. Mineralization follows enclosing stratigraphic layering and is further defined, except where tightly folded, by bedding parallel to bedding subparallel foliation. Most holes intersect the mineral zone nearly perpendicular to foliation and to the mineralization, so the intersections represent near true thickness. Exceptions are where mineralized zones wrap around tight fold hinges, but these instances are rare.

The NovaGold-operated exploration program in 2008 focused on testing continuity and character of sulfide packages within the Arctic deposit. NovaGold targeted the central zone of known mineralization with 3,258.6 meters of core in fourteen drill holes. Updated geologic sections of the deposit show general lateral continuity as expected from previous drilling programs. NovaGold also mapped much of Arctic ridge at a 1:2000 scale for an updated compilation map of the surface geology.

The property lay largely inactive during 2009. In 2010, there were no exploration related activities, but a field program was conducted that included, water quality sampling, wetlands mapping, fisheries studies, and geohazards analyses relating to investigation of a potential access road and potential facilities locations.

Ambler – Sampling, Assaying & Data Verification

The sampling protocol for all the NovaGold drill programs at the Arctic deposit from 2004–2007 is the same. Core logging geologists mark the sample intervals, which range from 1 to 3 meters in length. Varying rock types, lithologic contacts and mineralized zones influence sample interval selection. Sample boundaries are placed at lithologic contacts. Each hole was sampled in its entirety, even in areas that encountered significant intervals of unmineralized core. Sample intervals of 2 to 3 meters are most common in weakly to unmineralized core, and sample intervals of 1 to 2 meters are more common in mineralized zones or areas of varying lithology. Sample intervals used are well within the width of the average mineralized zone in the resource area. After logging, the core was digitally photographed and cut in half using diamond core saws. Specific attention to core orientation was maintained during core sawing to ensure the best representative sampling. One-half of the core was returned to the core box for storage on site and the other half was bagged and labeled for sample processing and analysis. There are no known drilling and/or recovery factors that could materially impact accuracy. ALS Chemex in Vancouver, B.C. was used for all analyses conducted by NovaGold. ALS Chemex has attained SIO 9001:2000 registration. In addition, the ALS Chemex Vancouver laboratory is accredited to ISO 17025 by the Standards Council of Canada for a number of specific test procedures including fire assay Au by AA, ICP and gravimetric finish, multi-element ICP and AA assays for Ag, Cu, Pb and Zn.

Sampling of drill core prior to 2004 by Kennecott and BCMC focused primarily on the mineralized zones. During the 1998 campaign, Kennecott did sample some broad zones of alteration and weak mineralization, but much of the unaltered and unmineralized rock remains unsampled. ALS Chemex was also used for analyses conducted by Kennecott. Earlier BCMC sampling was even more restricted to mineralized zones of core. Intervals of visible sulfide mineralization were selected for sampling and analyses were conducted by Union Assay Office Inc. of Salt Lake City, Utah. Numerous intervals of weak to moderate mineralization remain unsampled in the historical drill core. NovaGold conducted some limited sampling of this historical drill core to gain a better understanding of trace element distribution around the Arctic deposit. During the relogging of much of this historical core, 1-meter intervals were selected over each 10 meters of unmineralized core. These 1-meter intervals were sawn in half, with one-half returned to the box and the other half placed in a bag, labeled and sent to the laboratory for analysis. This type of sampling was used to determine trace element distribution about the deposit; none of the mineralized zones were sampled in this way.

With the lack of outcrop in a folded metamorphic terrane, it is necessary to have a good understanding of the geologic model to predict positioning of the drill to get a sample of true thickness in the mineralized zone. NovaGold has been diligently relogging core and mapping the project to gain this understanding. The use of oriented core is very important to this interpretation. There is confidence that the samples collected at the project are representative of the geometry of the mineralized zone.

The core from the NovaGold programs was sawn in half, with half sent to labs in Fairbanks, AK for sample preparation and the other half returned to the core box for storage. Samples were crushed to 70% <2mm and a nominal 250 g split was sent to Vancouver, B.C. for analysis by ALS Chemex. There the splits were pulverized to 85% <75um. Initial gold analysis was done by fire assay atomic absorption (“FA-AA”) on a nominal 30 g split of the pulp. Samples returning over limit gold values (>10ppm) were rerun using fire assay techniques. Initial results for all other elements (27) were done via four acid digestion ICP analysis on a nominal 25 g split of the pulp. Samples with over limit values for copper (>10,000ppm), lead (>10,000ppm), zinc (>10,000ppm) or silver (>100ppm) were rerun using atomic absorption (“AA”) techniques.

A QA/QC program was instituted for the 2004 drill program. Samples were broken into 20 sample batches that included three QA/QC samples. The QA/QC samples included one duplicate, one blank and one standard. Duplicate samples were prepared at the prep facility by taking a second split from the entire prepped sample. A local limestone source was used as the blank material. A series of samples taken from the source area and assayed confirm that the limestone is a suitable blank material. The standard material was obtained from WCM Minerals of Burnaby, B.C. A base-metal standard was selected that best represented the grade of the Arctic ore. Samples were either in the custody of NovaGold personnel or the assay labs at all times. The apparently poor reproducibility of historical assay values is likely a sign of a highly variable deposit, and not an assaying issue.

The QA/QC data appear to be reasonable for a program of this scope; a few discrepancies exist which are normal. No formal assessment of the QA/QC data from the 2004–2005 data has been made. This should also be done before pre-feasibility, and any significant problems addressed by re-assaying samples which had issues. QA/QC data were also made available for the 2005 sampling program, consisting of 166 duplicate samples, 282 standards and 293 blanks. These samples were well within acceptable limits. All pre-2004 drill assay values in the database provided by Kennecott were compared to assay values from the original assay certificates. Local discrepancies, mainly associated with precious metal results, were identified and corrected.

Ambler – Adjacent Properties

There are three properties adjacent to Arctic: Sun, Smucker and Ruby Creek (Bornite). Sulfide systems similar in character to Arctic occur at the exploration properties of Sun and Smucker, held by Andover and Teck Cominco, respectively. Copper mineralization at Bornite, held by NANA, occurs with hydrothermal dolomitization of the Bornite carbonate sequence. The information for Sun, Smucker and Bornite, and the comparisons with Arctic, is in no way indicative that a mineral deposit of similar size or grade does occur or will be found at the Project.

Ambler – Mineral Processing and Metallurgical Testing

The principal minerals containing metals of interest are chalcopyrite (Cu), tetrahedrite (Cu, Ag), galena (Pb, Ag) and sphalerite (Zn). The present study considers production of concentrates for shipment to an existing off-site conventional smelter. Metallurgical testing and the selection process are summarized in this section. A metallurgical testwork program was performed for Kennecott by Lakefield Research (“Lakefield”) in 1998, with a report issued in January 1999. In previous work completed in the 1970s, high levels of lead and zinc were found to report to the copper concentrate, which would at best incur significant smelter penalties, and at worst would not be acceptable to a copper smelter. The objective of the Lakefield test program, therefore, was to define a metallurgical flow sheet that would produce three marketable concentrates: lead/precious metals, copper and zinc.

Two composites were prepared from five drill holes for the metallurgical test program and are thought to be representative of various ore characteristics of the deposit. The first composite, which was defined as the Upper Zone, showed much better metallurgy than the Lower Zone. The Lower Zone samples contained significant quantities of easily floating talc.

Conclusions from the test program are summarized below:

  The copper and lead recoveries and concentrate grades for the Lower Ore Zone, containing high talc, did not yield satisfactory results;
  Copper and zinc concentrates grading 26% Cu and 59% Zn, respectively, in the Upper Zone should be readily marketable;
  The lead concentrate grades for both ore zones were less than 50% Pb, relatively low by world standards;
  The lead recoveries for both ore zones were also low at 68.1% for the low talc and only 31.7% for the high talc with the talc pre-float;
  A talc pre-float appears to be more effective for the Lower Zone material than talc depression, confirming earlier work;
  Primary grinds were generally finer than in previous work (P80 of 74μ versus 120μ); and
  Gold and silver recoveries were generally lower than the projections in the 1996 study but more in line with the actual testwork data from the 1970s.

The data obtained from the Lakefield tests, as expressed in the points above, provided a significant improvement from previous testwork campaigns in the ability to separate payable metals into saleable concentrates.

Ambler – Mineral Resource Estimate

In 1995, based on Kennecott’s interpretation of the mineralized horizons of the Arctic deposit as a series of stack sheets, a computer-generated block model was constructed and a resource compiled. The resource estimate has been upgraded from historical to NI 43-101 compliant, as summarized below.

Ambler Arctic Project Resource Estimate (1)

		In situ Grade					Total Contained Metal
Resource Category	Tonnes (Millions)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Pb (%)	Cu (Mlb)	Zn (Mlb)	Au (Moz)	Ag (Moz)	Pb (Mlb)
Indicated Inferred (2)	16.8 11.9	4.1 3.6	6.0 5.0	0.83 0.67	59.6 48.4	0.94 0.80	1,538 937	2,237 1,313	0.45 0.26	32.3 18.6	350 210

(1)	Effective date of January 31, 2008. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2)

Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

(3)

US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The report was authored by Russ White, PGeo, a qualified person as defined by NI 43-101.

The block model was defined with an orientation of 49° to parallel the trend of the dominant recumbent fold. Blocks are 5m x 5m in the X and Y dimensions, and variable to within the closest 0.2m in the Z dimension in order to fit the volume of the narrow flat Massive Sulfide zones, as defined by the wireframe solid models. Block model grades for each of the 5 relevant metals were estimated separately, within the ore zones. Ordinary kriging was used, with indicated resources requiring at least 2 samples within a 50m radius. Inferred resources within the modeled zones were allowed for distances up to 150m. Outside of the modeled zones, as yet uncorrelated intercepts were used with a narrow 40x40x5m search to define inferred resources. After the metal grades were estimated, a simplified GMV was calculated based on metal prices applied to each individual grade. Specific gravity (“SG”) values vary considerably in massive sulfide deposits. Measured values within each zone were used to interpolate SG into the block model using inverse distance squared, but where SG sample density was too sparse, a default value of 4.2 was used in the mineralized zones. A default of 2.9, the average SG of quartz mica schist samples, was used for all host rock.

The Arctic deposit is a high-grade, VMS deposit with excellent potential but logistical challenges. Geologic interpretations by NovaGold geologists show a complexly folded and potentially faulted deposit. Based on the widely spaced data available, the current resource model omits these complexities due to lack of correlatable data. However, based on the available samples, this resource estimate should be volumetrically representative. The resource estimate has been completed based on industry standards for this type of deposit with this level of sample spacing. Given the amount of work performed on the project, additional activities are required to confirm previous work and further define the development scheme.

Ambler – Current Activities

Work at the Ambler property throughout 2008–2010 has focused primarily on community engagement, realizing broad support for the project in the region. NovaGold has participated in the Northwestern Alaska Resource Transportation Study, working closely with the Kobuk River villages, the Northwest Arctic Borough, NANA Corporation and the State of Alaska to discuss and evaluate various transportation alternatives, specifically identifying opportunities for synergies in the region. As at all of its projects, NovaGold is committed to working with local communities and Alaska Native corporations to build a collaborative relationship, ensuring the project is developed in a manner that protects the environment and traditional cultures and brings tangible, lasting benefits to local communities.

During 2011, NovaGold will continue its community engagement programs at Ambler, plan site activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project, with the goal of gaining a better understanding of the true size and potential of the district as well as the continuity and mineability of the other deposits in the Ambler VMS belt. NovaGold expects to release a preliminary economic assessment on the project in 2011 and commence work toward a preliminary feasibility study.

Risk Factors

An investment in the Company is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to the Company and should be read in conjunction with the Risk Factors in the Company’s year-end Management’s Discussion and Analysis which is available on SEDAR at www.sedar.com.

NovaGold has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

NovaGold has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Company has no ongoing mining operations or revenue from mining operations. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Rock Creek and Donlin Creek projects. None of the Company’s properties are currently under construction. The future development of any properties found to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure. As a result, NovaGold is subject to all of the risks associated with establishing new mining operations and business enterprises, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;
  the availability and costs of skilled labor and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
  the availability of funds to finance construction and development activities;
  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and
  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. If further mineralization is discovered there is also no assurance that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Actual capital costs, operating costs, production and economic returns may differ significantly from those NovaGold has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. Escalation of costs was a significant factor in the decisions to suspend commissioning at Rock Creek and construction at Galore Creek.

None of the Company’s mineral properties have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of gold and other metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by NovaGold’s current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated.

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

There can be no assurance that the Company will commence production at any of its mineral properties or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

NovaGold will require external financing or may need to enter into a strategic alliance or sell property interests to develop its mineral properties.

The Company will need external financing to develop and construct the Galore Creek and Donlin Creek projects and to restart the Rock Creek project, if it is to be restarted, and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. In addition, the Company may enter into a strategic alliance, decide to sell certain property interests, and may utilize one or a combination of all these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

NovaGold is dependent on third parties that are responsible for exploration and development on its properties.

NovaGold’s success may be dependent on the efforts and expertise of third parties with whom the Company has contracted. Most of the properties in which NovaGold holds interests are subject to third party contracts. With respect to each of Donlin Creek and Galore Creek, the Company’s material properties for the purpose of NI 43-101, the Company holds a 50% interest and the remaining 50% interest is held by a third party that is not under NovaGold’s control or direction. The Company is dependent on such third parties for accurate information relating to its mining properties and related assets and the progress and development of such properties and assets. A third party may also be in default of its agreement with NovaGold, without the Company’s knowledge, which may put the property and related assets at risk.

On February 11, 2009, NovaGold and Teck agreed to amend certain provisions of the partnership agreement relating to the Galore Creek project. Under the amended agreement, Teck will fund 100% of Galore Creek costs until the total amount contributed by Teck equals $60.0 million. During the period of Teck’s sole funding, Teck holds the casting vote on the Galore Creek Partnership’s Management Committee with respect to the timing and nature of all costs incurred by the Galore Creek Partnership.

NovaGold is exposed to credit, liquidity, interest rate and currency risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the convertible notes are due within one year from the balance sheet date.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the bridge loan, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at November 30, 2009, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. Based on the Company’s net exposures as at November 30, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $1.7 million in the Company’s net earnings before tax.

The figures for NovaGold’s resources and reserves are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Annual Information Form and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserve, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced commercial production at any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource and reserve estimates contained in this Annual Information Form have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on NovaGold’s results of operations or financial condition.

The Company has established the presence of proven and probable reserves only at its Donlin Creek property. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at the Company’s other properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Lack of infrastructure could delay or prevent NovaGold from developing advanced projects.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of the Company’s projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

Mining is inherently dangerous and subject to conditions or events beyond NovaGold’s control, which could have a material adverse effect on NovaGold’s business.

Mining involves various types of risks and hazards, including:

  environmental hazards;
  industrial accidents;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  flooding;
  fires;
  metals losses; and
  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies. On July 19, 2007, two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. Two legal actions were filed in respect of this accident, which are described under “Legal Proceedings and Regulatory Actions”.

NovaGold requires various permits to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that NovaGold has obtained, could have a material adverse impact on NovaGold.

The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities and to conduct mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of tailings and other wastes generated by the Company’s operations;

  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  regulations concerning business dealings with native groups;
  labor standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

NovaGold’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. For a description of a Notice of Violation received by AGC, see “General Development of the Business – Environmental”.

NovaGold has ongoing reclamation on some of its mineral properties and may be required to fund additional work that could have a material adverse effect on its financial position.

The Company’s Rock Creek, Galore Creek, Ambler and Nome Gold properties have been subject to either historical mining operations or exploration activities by prior owners. AGC carried out mining operations for many years in the Nome area before NovaGold acquired the company. On acquisition, the Company set up a provision for reclamation work and the Company has been actively remediating the property against prior activities. The Company has also been carrying out certain remediation against previous exploration activities at both its Galore Creek and Ambler properties. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at these sites that could have a material adverse effect on the Company’s financial position.

Title and other rights to NovaGold’s mineral properties cannot be guaranteed, are subject to agreements with other parties and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Company’s subsurface and surface rights at the Donlin Creek property are subject to a lease from Calista and TKC, two Native Alaskan corporations. Please reference “Donlin Creek – Property Description and Location” under “Description of the Business”.

There is uncertainty related to unsettled aboriginal rights and title in British Columbia and this may adversely impact NovaGold’s operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan Nation and the Tahltan – like the majority of British Columbia’s First Nations – have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the project.

NovaGold has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and the Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

NovaGold is currently, and in the future may be, subject to legal proceedings.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business. See “Legal Proceedings and Regulatory Actions”.

An event of default under the Company’s unsecured senior convertible notes (the “Notes”) may significantly reduce NovaGold’s liquidity and adversely affect NovaGold’s business.

Under the base indenture and supplemental indenture governing the Notes, NovaGold made various covenants to the trustee on behalf of the holders of the Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes. The indenture is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If there is an event of default under the Notes, the principal amount of the Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, NovaGold could lose its properties and NovaGold’s shareholders could lose their entire investment.

The Company’s majority shareholder has significant influence on the Company.

Electrum Strategic Resources LLC (“Electrum”) is the single major shareholder of the Company, controlling approximately 23% of the outstanding voting securities and warrants exercisable for 37,053,878 Company common shares which, if exercised would increase its holdings a further 14% if no other shares were issued. Electrum also has certain rights to participate in any future equity offerings by the Company. Accordingly, Electrum will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets and other significant corporate actions. Unless full participation of all shareholders takes place in such shareholder meetings, Electrum may be able to approve such matters itself. Additionally, while Electrum agreed to vote its common shares at the 2009 annual general meeting of the Company in favor of management’s nominees to the Company’s Board of Directors or to abstain from voting on such matter, in the years following 2009, Electrum will have significant influence in determining the members of the Board of Directors. Without the consent of Electrum, the Company could be prevented from entering into transactions that are otherwise beneficial to the Company. The interests of Electrum may differ from the interests of the Company’s other shareholders.

Recent high metal prices have encouraged mining exploration, development and construction activity, which has increased demand for and cost of contract mining services and equipment.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both. Increased costs were a significant factor in the decisions to suspend commissioning at Rock Creek and construction at Galore Creek and there can be no assurance that increased costs may not adversely affect the Company’s development of Donlin Creek and other properties.

Increased competition could adversely affect NovaGold’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

NovaGold may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage NovaGold’s growth effectively could have a material adverse effect on the Company’s business and financial condition.

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of the Donlin Creek, Galore Creek and Ambler projects, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

Changes in the market price of gold and other metals, which in the past have fluctuated widely, affect the profitability of NovaGold’s operations and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions, including interest rates and currency values;
  supply and demand for jewellery and industrial products containing metals; and
  sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

A decrease in the market price of gold and other metals could affect the Company’s ability to finance the development of the Donlin Creek, Galore Creek and Ambler projects and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, that a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

NovaGold does not currently intend to use forward sales arrangements to protect against low commodity prices, therefore, NovaGold’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, NovaGold’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

There can be no assurance that NovaGold will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

NovaGold’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

NovaGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on NovaGold.

The Company may make selected acquisitions in the future, with a focus on late-stage development projects. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions that fit NovaGold’s business strategy;

  negotiating acceptable terms with the seller of the business or property to be acquired; and
  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;
  maintaining the Company’s financial and strategic focus while integrating the acquired business or property;
  implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and
  to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve a cash consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on NovaGold. There can be no assurance that any future acquisitions will be successfully integrated into NovaGold’s existing operations.

In addition, the Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). Commencing November 30, 2006, the end of the Company’s 2006 fiscal year, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. At November 30, 2008, November 30, 2009, and again at November 30, 2010, management concluded that the Company’s internal control over financial reporting was effective. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Increased Regulatory Compliance Costs Relating to Dodd-Frank

In July 2010, the “Dodd-Frank Wall Street Reform and Consumer Protection Act” (“Dodd-Frank Act”) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act, and the Company anticipates that these new regulations will provide additional clarity regarding the extent of the impact of this legislation on the Company. Dodd-Frank also requires companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. NovaGold may also incur additional costs associated with its compliance with the new regulations and anticipated additional reporting and disclosure obligations. While the Company is not able to assess the full impact of the Dodd-Frank Act until all the implementing regulations have been adopted, based on the information available to the Company at this time, the Company does not believe provisions of the regulations implementing the Dodd-Frank Act will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Acquiring, holding or disposing of NovaGold’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this Annual Information Form and, in particular, potential investors should be aware that NovaGold may be a “passive foreign investment company” under the U.S. Internal Revenue Code and if it is or becomes a passive foreign investment company, there may be tax consequences for investors in the United States.

Acquiring, holding or disposing of NovaGold’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this Annual Information Form. In particular, potential investors that are U.S. taxpayers should be aware that the Company may be considered a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, any gain recognized on the sale of common shares and any excess distributions paid on the common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy record-keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares.

Investors should consult their tax advisors as to the tax consequences of an investment in NovaGold.

NovaGold is a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against NovaGold, its directors, its executive officers and some of the experts named in this Annual Information Form based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

ITEM 4 DIVIDENDS

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

ITEM 5 DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company’s articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the Board of Directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this Annual Information Form.

ITEM 6 MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on TSX and the NYSE Amex under the symbol “NG”. The Company traded on the American Stock Exchange (“AMEX”) until trading transferred to the NYSE Alternext (renamed NYSE Amex LLC) when the NYSE Euronext completed its acquisition of AMEX. The Company believes that more than half its shares are beneficially owned by investors in the United States. The following tables set out the market price range and trading volumes of the Company’s common shares on the TSX and NYSE Amex for the periods indicated.

Toronto Stock Exchange

			Volume
			(no. of shares in
Fiscal 2010(1)	High ($)	Low ($)	thousands)

November	15.41	11.36	14,256,662
October	11.48	8.82	9,566,610
September	9.43	7.40	8,982,541
August	7.94	6.32	6,030,394
July	7.42	6.00	8,510,888
June	8.04	6.93	9,251,819
May	9.22	6.54	12,005,273
April	9.25	7.29	10,011,000
March	7.95	6.07	25,653,549
February	6.58	5.32	7,410,972
January	7.20	5.55	6,868,306
December (2009)	7.17	5.40	9,032,638

NYSE Amex

			Volume
			(no. of shares in
Fiscal 2010(1)	High (US$)	Low (US$)	thousands)

November	15.42	11.20	153,803,795
October	11.29	8.57	65,939,153
September	9.20	7.10	59,207,116
August	7.44	6.09	37,732,871
July	6.84	5.81	47,264,538
June	7.79	6.63	57,426,709
May	9.11	6.11	79,095,356
April	9.18	7.20	50,992,417
March	7.83	5.78	65,260,345
February	6.30	4.96	49,584,162
January	6.98	5.20	53,861,999
December (2009)	6.81	5.04	83,319,453

Note:
(1)	The Company’s fiscal year end is November 30.

ITEM 7 DIRECTORS AND OFFICERS

The following directors of the Company were elected at the annual general meeting of the Company held May 26, 2010:

Tony Giardini

Kalidas Madhavpeddi
Gerald McConnell
Clynton Nauman
Rick Van Nieuwenhuyse
James Philip

Subsequently, the Board determined that considering the current business of the Company, it would be in the best interest of the Company to increase the size of the Board from six Directors to eight Directors. The following Directors were appointed in July 2010:

Marc Faber
Igor Levental

In addition, Gerald McConnell was appointed Chairman of the Board on September 1, 2010.

Each of the directors holds office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed. The following table sets forth the name and municipality of residence, office held with the Company, date on which each first became a director (if applicable) and principal occupation during the last five years of each of the directors and officers of the Company as of February 22, 2011.

The following are the directors and officers of the Company:

Name and Municipality of
Residence	Office(s) Held	Principal Occupation	Director Since

Rick Van Nieuwenhuyse(3)	President and Chief Executive	President and Chief Executive Officer	1993
British Columbia, Canada	Officer and Director	(CEO) of the Company

Gillyeard Leathley	Senior Vice President and Chief	Senior Vice President and Chief	-
British Columbia, Canada	Operating Officer	Operating Officer (COO) of the
Company; Consultant (2005-2010)

Elaine Sanders	Vice President and Chief Financial	Vice President and Chief Financial	-
British Columbia, Canada	Officer and Corporate Secretary	Officer (CFO) and Corporate
Secretary of the Company; Vice
President Finance of the Company
(2006-2011); Controller of the
Company (2003-2006)

Kevin Francis	Vice President, Technical Services	Vice President, Technical Services of	-
Colorado, USA		the Company; Manager, Resources of
the Company (2005-2009)

Sacha Iley	Vice President, Human Resources	Vice President, Human Resources of	-
British Columbia, Canada		the Company; Human Resources
Manager of the Company (2006-
2007); Human Resources Manager,
Placer Dome Inc. (2003-2006)

Joseph Piekenbrock	Vice President, Exploration	Vice President, Exploration of the	-
Colorado, USA		Company; Consultant (2002-2003)

Name and Municipality of
Residence	Office(s) Held	Principal Occupation	Director Since

Ronald Rimelman	Vice President, Environment,	Vice President, Environment, Health,	-
Colorado, USA	Health, Safety, and Sustainability &	Safety, and Sustainability &
	Technical	Technical; Vice President,
		Environmental Services, Tetra Tech
		(2000-2010)

Marc Faber(5)	Director	Managing Director, Marc Faber Ltd.	2010
Chiang Mai, Thailand		(1990-present)

Tony Giardini(1)(2)	Director	CFO, Ivanhoe Mines Ltd. (2006-	2008
British Columbia, Canada		present); Vice President & Treasurer,
		Placer Dome Inc. (2003-2006)

Igor Levental(5)	Director	EVP, Tigris Financial Group Ltd.	2010
Colorado, USA		(2010-present); EVP, Corporate
		Development, Electrum USA Ltd.
		(2007-2010); VP, Investor Relations
		and Corporate Development, Apex
		Silver Mines Corp. (2003-2007)

Kalidas Madhavpeddi(1)(3)(5)	Director	President, Azteca Consulting LLC	2007
Arizona, USA		(2006-present); CEO, Aurizon
		Resources Ltd. (2008-present); Senior
		Vice President, Phelps Dodge (2002-
		2006)

Gerald McConnell(2)(4)(5)	Director	CEO, Namibia Rare Earths Inc.	1984
Nova Scotia, Canada		(2010-present); President and Chief
		Executive, Etruscan Resources Inc.
		(1990-2010)

Clynton Nauman(3)	Director	CEO, Alexco Resource Corp. and	1999
Washington, USA		Asset Liability Management Group
		ULC (2005-present); President,
		Viceroy Gold Corporation and
		Viceroy Minerals Corporate (1998-
		2003); Director, Viceroy Resource
		Corporation (1998-2003)

James Philip(1)(2)	Director	President, Clan Chatton Finance Ltd.	2003
British Columbia, Canada		(2004-present); Partner, Morgan and
		Co., Chartered Accountants (1981-
		2004)

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Environment, Health, Safety, and Sustainability (“EHSS”) & Technical Committee
(4)	Chairman of the Board
(5)	Member of the Corporate Governance and Nominations Committee

As of February 18, 2011, the directors and officers of the Company beneficially owned or controlled, directly or indirectly, 1.8 million common shares, being approximately 1% of the total issued and outstanding common shares of the Company.

Corporate Governance

Audit Committee

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires the Corporation to disclose annually in its AIF certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Corporation’s Audit Committee is governed by a charter, the text of which is available on SEDAR at www.sedar.com and is incorporated by reference herein.

Composition of the Audit Committee

The Corporation’s Audit and Corporate Governance Committee is comprised of Messrs. Philip (Chair), Giardini and Madhavpeddi. As defined in NI 52-110, each of the directors is considered to be “independent” and “financially literate”. Biographies of each of the directors are included below.

Audit Committee Members’ Experience and Education

James Philip, CA (Chair)
Mr. Philip is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2005. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients included assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Tony Giardini
Mr. Giardini is CFO of Ivanhoe Mines Ltd., an international mining company listed on the TSX and the NYSE, with operations focused in Central Asia and the Asia Pacific region. Prior to joining Ivanhoe, Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice-President and Treasurer, responsible for managing and overseeing the company’s debt and capital market activities, including managing banking relationships with US, Canadian and international banks. During his time at Placer Dome, Mr. Giardini led the financing team that raised in excess of US$1 billion in debt and equity financings. Mr. Giardini is a CA and CPA and spent 12 years with accounting firm KPMG prior to joining Placer Dome.

Kalidas Madhavpeddi
Mr. Madhavpeddi has over 25 years' experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales. After over 25 years with Phelps Dodge, at that time the world’s largest publicly traded copper company, Mr. Madhavpeddi now works as CEO of Aurizon Resources Ltd. (overseas subsidiary of China Molybdenum Inc.) and President of Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company.

Pre-Approval Policies and Procedures
Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. All fees have been pre-approved since the adoption of this policy.

External Auditor Service Fees

The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), 250 Howe Street, 7th Floor, Vancouver, British Columbia.

(a)     Audit Fees

The total fees billed by PWC in each of the last two fiscal years for audit services are as follows:
          For the year ended November 30, 2010: $495,000
          For the year ended November 30, 2009: $520,000

(b)      Audit Related Fees

The total fees billed by PWC in each of the last two fiscal years for assurance and related services by PWC that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (a) are as follows:
          For the year ended November 30, 2010: $140,000
          For the year ended November 30, 2009: $101,500

(c)      Tax Fees

The total fees billed in each of the last two fiscal years for professional services rendered by PWC for tax compliance, tax advice and tax planning are as follows:
          For the year ended November 30, 2010: $Nil
          For the year ended November 30, 2009: $Nil

(d)      All Other Fees

The total fees billed in each of the last two fiscal years for products and services provided by PWC, other than the services reported under causes (a), (b) and (c) above are as follows:
          For the year ended November 30, 2010: $35,000
          For the year ended November 30, 2009: $Nil

Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with Canadian and U.S. GAAP applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Other Board Committees

The Board of Directors has also designated a Compensation Committee consisting of Messrs. McConnell, Giardini and Philip, a Safety, Environment and Sustainability Committee consisting of Messrs. Nauman, Van Nieuwenhuyse and Madhavpeddi and a Corporate Governance and Nominating Committee consisting of Messrs. McConnell, Levental, Faber, and Madhavpeddi.

All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Conflicts of Interest

To the knowledge of the Company, no existing or potential conflicts of interest exist between the Company and any of its officers or directors other than as set forth below.

In 2009, the Company provided exploration and management services totaling $0.1 million to Alexco Resource Corp. (“Alexco”), and during 2010 the Company provided exploration and management services totaling $0.03 million to Alexco. Alexco is a related party having two common directors. In January 2009, NovaGold sold its interest in Alexco.

In 2009, the Company provided exploration and management services to TintinaGold Resources Inc. (“TintinaGold”) totaling $0.05 million, and during 2010 the Company provided exploration and management services totaling $0.1 million to TintinaGold. In March 2009, TintinaGold (formerly Mantra Mining Inc.) purchased five early-stage Alaskan base metal properties from the Company. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock worth $1.6 million at deal closing. In October 2009, TintinaGold completed its plan of arrangement to spin out AsiaBaseMetals, of which NovaGold’s Vice President Exploration, Mr. Piekenbrock, is a director. At November 30, 2010, the Company held 3,125,000 shares in both companies with a combined fair value of $33.1 million. Mr. Van Nieuwenhuyse is a significant shareholder and director on the board of TintinaGold.

ITEM 8 LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Litigation Regarding Galore Creek Disclosure

On September 10, 2010, the Company received U.S. final court approval for the U.S. settlement of a consolidated class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York consolidating similar complaints of violations of U.S. Securities laws. On October 14, 2009, a similar notice of action was filed in the Ontario Superior Court of Justice in Canada and on October 28, 2009, the same parties were named as defendants in a class action lawsuit in the Supreme Court of British Columbia. All three actions alleged misrepresentations, misstatements and omissions in various public statements and filings concerning NovaGold’s Galore Creek property. On February 16, 2010, the Company announced that it entered into a memorandum of understanding to settle outstanding securities class action lawsuits in both the United States and Canada, in which NovaGold and certain of its directors and officers were named as defendants. The Supreme Court of British Columbia issued an order on consent certifying the proposed British Columbia proceeding as a class action on April 30, 2010. The Ontario Superior Court of Justice issued an order on consent certifying the proposed Ontario proceeding as a class action on May 5, 2010. On August 4, 2010, the Ontario Court approved the settlement of the Ontario action and on August 6, 2010, the British Columbia Court approved the settlement of the British Columbia action. On May 10, 2010, the U.S. District Court preliminarily approved the settlement and issued final approval on September 10, 2010. As a result of these court approvals of the settlement, these proceedings are complete and the actions are dismissed. The $28.0 million settlement was covered by NovaGold’s insurance, and the Company did not pay out any of its own cash under the terms of the settlement.

On December 22, 2008, the Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed in the United States District Court for the Southern District of New York. This complaint consolidated similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleged violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. On June 5, 2009, the court granted the defendants’ motion to dismiss in part, dismissing all of the plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934.

On October 14, 2009, NovaGold and certain of its directors and officers together with Hatch Ltd., the engineering firm that completed the October 2006 Galore Creek feasibility study, were named as defendants in a purported class action lawsuit commenced by a Notice of Action filed in the Ontario Superior Court of Justice in Canada (the “Ontario Action”). The Notice of Action alleged, among other things, that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project. On December 29, 2009, the Ontario Action was amended by a Fresh Statement of Claim that made additional allegations and extended the time for the alleged class period back to October 25, 2005.

On October 28, 2009, the same parties were named as defendants in a class action lawsuit commenced in the Supreme Court of British Columbia (the “BC Action”). The Statement of Claim in the BC Action also alleged that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project.

Other

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, Alaska Gold Company (“AGC”) and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC have disputed these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. Indeed, the claims against AGC have now been dismissed by agreement without payment of any money. However, there can be no assurance that these proceedings will be resolved in favor of NovaGold.

Regulatory Actions

On July 16 and 18, 2010, the Company’s wholly-owned subsidiary AGC received a total of 21 citations and orders from the Mine Safety Health Administration (“MSHA”) alleging certain violations of U.S. Federal mine safety laws under the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”) at the Rock Creek project. The MSHA issued 12 citations and orders under Section 104(a), 1 order under Section 107(a), and 8 citations and orders under Section 104(d) of the Mine Safety Act. The Section 107(a) order was terminated on September 15, 2010. On December 1 and 2, 2010, MSHA issued an additional 12 citations and orders to AGC alleging 8 violations of Section 104(a) and 4 violations of Section 104(d).

Citations under Section 104(a) are issued for situations in which the MHSA inspector determines that the operator has violated the Mining Act or any mandatory health or safety standard, rule, order or regulations promulgated pursuant to the Act. Citations under Section 104(d) are issued when the inspector determines (i) there has been a violation of a mandatory health and safety standard, and (ii) the violation, although not causing imminent danger, is of a nature that it could significantly or substantially contribute to the cause and effect of a mine hazard. Orders under Section 107(a) are issued when the inspector determines there is an imminent danger to the mine. The Section 107(a) order related to the failure of employees to wear life preservers near the tailings facility and the failure to post warning signs near the tailings facility.

On August 31, 2010, MSHA proposed a penalty in the amount of $4,254 addressing eight of the July 2010 citations and orders. Thereafter, on November 30, 2010, MSHA proposed a penalty in the amount of $16,281 addressing an additional 10 of the July 2010 citations and orders. On December 28, 2010 MSHA proposed a penalty in the amount of $10,300 for the last three citations from the July 2010 inspection. To date, MSHA has not proposed penalties for the remaining 12 citations and orders from December. Cumulatively, the MSHA proposed penalties associated with the citations during the 2010 fiscal year of $30,835; however, the final aggregate amount of proposed penalties may vary from this amount. As of the last day of the 2010 fiscal year, a total of $30,835 of assessments for citations issued under the Mine Safety Act remained outstanding.

AGC has notified MSHA of its intent to contest all of these citations and any proposed penalties. Concurrently, AGC has taken rapid steps to address allegations contained in these citations and orders. AGC remains fully committed to employee safety and safe operations at the Rock Creek project.

The Company has made significant improvements to its water management processes at the Rock Creek project. On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its State Waste Management Permit at the Rock Creek project by failing to comply with the water treatment and injection requirements of the project’s Temporary Closure Plan. On October 6, 2009, AGC entered into a COBC with ADEC resolving the NOV. As part of the COBC, AGC treated, injected and applied water at an increased rate to reduce water levels behind the mine’s tailings storage facility (“TSF”) dam. On March 26, 2010, the Company notified ADEC that the water elevation in the mine’s TSF had been brought below 140 feet above sea level, an achievement required to terminate the COBC. On April 1, 2010, ADEC notified the Company of ADEC’s agreement that AGC had completed all required tasks under the COBC, and that the COBC was terminated effective April 2, 2010.

On February 22, 2010, the Company submitted its updated Storm Water Pollution Prevention Plan (“SWPPP”) to the U.S. Environmental Protection Agency (“EPA”) and ADEC. On March 12, 2010, the Company received an Information Request from EPA pursuant to the Federal Clean Water Act Section 308. The Information Request directed AGC to submit a storm water sampling plan for the mine to EPA and ADEC, to provide certain reports and information, and to monitor storm water around the mine. The Information Request terminated on December 31, 2010. The Company continues to implement its updated SWPPP.

On December 31, 2009, AGC received a renewed temporary Certificate of Approval to Operate a Dam (“COA”) from the Alaska Department of Natural Resources (“ADNR”). The COA authorizes AGC’s continued operation of the mine’s TSF dam. The term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including the requirement to treat, inject and apply water to manage water levels behind the mine’s TSF dam. The renewed COA also required that AGC notify ADNR by November 1, 2010 of AGC’s preliminary, future intentions concerning the mine site which may include entering permanent closure or requesting an extension of the temporary closure period. AGC complied with this requirement by notifying ADNR of AGC’s intent to continue implementing COA water management requirements while AGC considers the potential sale or closure of the mine.

ITEM 9 TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

ITEM 10 MATERIAL CONTRACTS

The Company’s material contracts include:

  Unit Purchase Agreement dated December 31, 2008 between Electrum and NovaGold;

  Indenture dated as of March 26, 2008 between NovaGold and The Bank of New York (the “Indenture”) and Supplemental Indenture No. 1 dated as of March 26, 2008 to the Indenture between NovaGold and The Bank of New York providing for the issuance of the Notes;

  Limited Liability Company Agreement dated December 1, 2007 between Donlin Creek LLC, Barrick Gold U.S. Inc. and NovaGold Resources Alaska, Inc., as amended by an agreement dated January 13, 2010;

  Galore Creek Partnership General Partnership Agreement dated August 1, 2007 between NovaGold Canada Inc., Teck Cominco Metals Ltd., Galore Creek Mining Corporation, NovaGold Resources Inc. and Teck Cominco Limited, the amendment thereto dated November 25, 2007, the amendment thereto dated July 28, 2008 and the amendment thereto dated February 11, 2009.

ITEM 11 INTERESTS OF EXPERTS

AMEC Americas Limited, Kirk Hanson, Gordon Seibel, Simon Allard, Gregory Wortman, Alexandra Kozak, Kevin Francis, Erin Workman, Russ White and Neal Rigby, each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 12 ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s shares, options to purchase shares of the Company and certain other matters is contained in the Company’s Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements and related Management’s Discussion and Analysis for its year ended November 30, 2010. Copies of the above and other disclosure documents may be examined and/or obtained on SEDAR at www.sedar.com.

The Company will provide to any person, upon request to the Secretary of the Company:

a)

when securities of the Company are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

iii)

one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

b)

at any other time, one copy of any other documents referred to in (a), (i) to (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.